LAMAR

On the Road.

PE
12-31-01






SEC MAIL PROCESSING SECTION
RECEIVED
APR 25 2002
WASH. D.C.

ANNUAL REPORT

2001

Our Products



Wash Separately.
Mets
LAMAR

Bulletins



Minors Allowed
HANCOCK
MEDICAL·CENTER
MD Referral 467-8664
LAMAR

Posters



LAMAR

Transit Shelters



LODGING - EXIT 74B
Best Western
MOTEL 6
Budgetel INN
red roof inns
Best Western
RAMADA

Highway Logo Signs

Dear Shareholders,

The year 2001 was a very difficult year for our nation. Many industries, large and small, experienced difficulties due to weak economic conditions, job loss and low consumer confidence. The events of September 11, 2001 changed the complexion of our nation as America suffered unthinkable tragedies felt around the world. But true to America's spirit and strength, we as a nation have emerged unified and reminded of the value of our freedom. While current economic conditions remain uncertain, we believe the underlying strength of our economic system will see us through this downturn as it has in the past.

For 2001 Lamar increased net revenue 6% to $729.1 million, but experienced a decrease in EBITDA (earnings before interest, taxes, depreciation and amortization) of 2% to $326.5 million, which represented a consolidated operating margin of 45%. Our after tax cash flow per share was $2.42, a 2% increase over 2000.

During 2001, we closed and integrated over 100 acquisitions nationwide. We deployed approximately $331 million in a combination of cash and Lamar Class A common stock to finance these transactions.

During the year, Interstate Logos, LLC entered into a new contract with the state of Maine as well as renewed two existing state contracts. Lamar's transit advertising business continued with its philosophy to pursue and operate contracts within existing Lamar markets and complement our traditional outdoor advertising products. We were awarded seven new transit contracts in 2001.

In the coming year, our focus will be on successfully integrating acquired properties and enhancing shareholder value. Our executive management team, who together have an average of 20 years experience, has encountered and successfully managed through historically difficult economic times. Our workforce is committed to providing a superior product to our customers, continuing to develop and maintain long-term relationships with our landowners, and striving to better the communities in which our families live and operate.

I am pleased to announce that 2002 marks Lamar's 100 year anniversary. Our greatest asset is our family of employees, now over 2,900 strong. As you will see on the following two pages, over 750 of our employees have been with the company 10 years or longer. While proud of our historical accomplishments, I am most proud to be associated with such a fine group of people.

We will continue to be true to the beliefs and values which have served Lamar for the past 100 years as we look forward to the challenges and growth opportunities for the next 100 years.

Sincerely,



Kevin P. Reilly, Jr.
Chairman of the Board, President and Chief Executive Officer
Lamar Advertising Company


LAMAR

The birth of Lamar Advertising was determined simply by the toss of a coin. Charles Lamar, Sr. lost and was given the outdoor advertising business of an Opera house in Pensacola, Florida. The irony is, the Opera house burned to the ground years later and is now a parking lot. It is safe to say what was considered a "loss of a toss" is today, 100 years later, a winner.

The following 755 people are members of the Lamar employee family who have dedicated 10 years or more of their professional careers to bringing the company where it is today. Lamar is pleased to have such dedicated and loyal employees such as these below and throughout the company.

46 to 30 Years

Name	Years	Name	Years	Name	Years	Name	Years
Allison Starkey	46	William Crouse	37	Joe Spearman	33	Henry Boladz	31
Joseph Kerrigan	46	James Warren	36	Jerry Siniard	32	Ronald Clifton	31
Harry Saputski	44	Barney Tudor	36	Robert Specht	32	Kenneth Hutchinson	31
Gerald Marchand	44	Frederick Kolb	36	Everett Pettit	32	William Roman	31
Claire Hayden	42	Russell Vargo	35	Carol Beverly	32	Matthew Redmond	31
James Rogers	41	James Davis	35	Lew Sirian	32	George Merovich	30
Kenneth Rogers	41	Edward Hyslop	35	Floyd Young	32	John Hutnik, Sr.	30
John Rzicznek	40	Carl Smith	35	Patrick Ryan	32	Willie Kerrigan	30
Ray Gragg	39	Steve Kalamarski	34	Marion Shimmel	32	John Ward, Jr.	30
Charles Penney	39	Charles Facemire	34	Danny Barksdale	32	Cardus Lowe	30
Gale Lewey	39	Donald Goff	33	Steven Fullford	32	Joseph Pozza	30
Ray Pechous	38	Julian Fowler	33	Myron "Chip" LaBorde	31	Robert Campbell	30
Bernadette Grabowski	38	Ricky Ivey	33	William Crawford	31	Linda Preston	30
Dean Smith	38	John Clingensmith	33	Richard Ruch	31	Richard Deitering	30
Ronald Senovich	37	James Fowler	33	George Beasley	31	Pamela Ford	30

29 to 20 Years

Name	Years	Name	Years	Name	Years	Name	Years
Hal Ward	29	Barbara Donahoe	25	Thomas Sirmon	23	Sharon Terrell	21
Jesse March	29	Dale Ladrigan	25	Karen Atkisson	23	William Church	21
Ronald Badaracco	29	Dennis Parsons	25	Thomas Stewart, Jr.	23	Gary Edwards	21
James Holcombe	29	Paul Lauchman	25	William Cole	23	David Johnson	21
Paul O'Brien	29	David Mason	25	Joseph Campbell	23	Brad Rote	21
John Conners	29	Robert Oaks	25	Scott Butterfield	22	John Bower	21
Charles Dore	29	Lashell Meidinger	24	Michael Warner	22	Mark Grab	21
Jeffrey Greenfield	29	Mark Phillips	24	Roy Johnson	22	Jack Mace	21
Rick Sheffer	28	Kevin Reilly, Jr.	24	Richard Delvecchio	22	William Gammill	21
Donald Brown	28	Annette Kasardo	24	Mark Headlee	22	John Miller	21
Kyle Mattison	28	Anthony Bonnono	24	Elbert Sutton	22	Stephen Crowdus	21
Robert Spell	28	Michael Campbell	24	Roy Franzen	22	Nicole Omlor	21
Terry Steil	28	Alejandro Ramirez	24	Dwight Singer	22	Lawrence Dominik	21
James Fraser, Jr.	28	Dale Rieman	24	Roger Robinson	22	Rubye Stovall	21
Richard Gray	28	Jacob Singer	24	Kenneth Martin	22	Stephen Harmon	20
Philip Durant	28	Charles Walker	24	Christobal Coronado	22	Rene Orozco	20
Gary Call	27	Keith Istre	24	Kevin Clapp	22	Herbert Scobey	20
Jeffrey Weis	27	Willie Byrd	24	Eric Murphy	22	Jason Bourgeois	20
James Meeks	27	Glen Stimpson	24	Vernon Gross	22	Michael Kirk	20
Phillip Jackson	27	Brad Gamm	24	Brian Merchant	22	Mark Barnes	20
David Arter	27	James McMillan	24	Jimmy Johnston	22	William Lipham	20
Michael Mielke	27	Randolph Davis	24	Juliann Woodbury	22	William Mitchell	20
Robert Young	27	Jimmy Johnson	24	Karen Parchman	22	Patrick Thelen	20
Frank Henry	27	Jerry Swain	24	Mary Giblin	22	Tony Broxson	20
James Crossland	27	Phillip Dyer	24	Perry Weatherby	22	Raymond Fraser	20
Dennis Naugle	27	Tony Daugherty	24	Florence Schaefer	22	Jon Hall	20
Linda Faust	27	Patrick Lomas	23	George Crawford	22	Jack Llewellyn	20
Charles McElhaney	27	Teresa Brand	23	Robert Bruce	22	Mary Eshbach	20
Jimee Carter	26	Gary Wilcoxen	23	Michael Townsend	22	Scott Shockley	20
Robert Digman	26	Willie Norman	23	Terry Bourgeois	22	Will McClanahan	20
Robert Sears	26	Mark Laracey	23	Dot Hardesty	21	Marty Elrod	20
Josephine Seals	26	Victor Cameron	23	Joe Reyes	21	James Schumacher	20
Kevin Engleka	26	Gerald Cramer	23	Barbara Lucia	21	Gary Benson	20
Brian O'Leary	26	Robert Thompson	23	Steven Barker	21	Edward Johnson	20
Timoteo Lara	26	Cary Townsend	23	Robert Danko	21	Ly Q. Do	20
George McCormick	26	Michael Haggerty	23	Robert Knappenberger	21	Jeffery Goodson	20
Robert Switzer	26	Roy Bell	23	Juan Garza	21	Bobby Hart	20
Clifford Goyette	26	Greg Flood	23	Timothy Bowden	21	Timothy Clements	20
Constance Crippes	26	Joseph Daughton	23	Robin Johnson	21	Jimmy Purvis	20
Leander Soder	26	David Gorsage	23	Betty Bonds	21	Jay Roach	20
Michaelene Mull	26	Thomas Pappalardo	23	John Kenison	21	Gregory Jones	20
Thomas Lenhardt	26	Isidro Vargas	23	Keith Austin	21	Keith Choiniere	20
James Carson	26	William Marx	23	Johnny Burns	21	Daniel O'Brien	20
Joe Mata	25	David Meinhart	23	Jack Jolley	21	Gary Tucker	20
Kevin Kilgoar	25	Lisa Keefer	23	Larry Hamler	21	Amy Bilyeu	20
Mikale Townsend	25	Raymond Zdravecky	23	Jerry Williamson	21		
Joseph Piazza	25	Russell Hoffman	23	Roy Zoch	21		



19 to 10 Years

Robert Dobson	19
Ronald Baxter	19
Kelvin Brandon	19
Robert Cholley	19
Jerry Ford	19
Mark Petovello	19
Carl Chesney	19
Timothy Adrien	19
Petra Goza	19
Janet Albright	19
Thomas Chauvin	19
William Dobitas	19
Luan Bennett	19
Keith Hoge	19
Ricky McAlmond	19
William Rush	19
John Bellicini	19
Leslie DeLarosa	19
Richard Cliett	19
Floyd Oxborrow	19
Charlie Peek	19
Guy Speck	18
Thomas Nitsch	18
Donald Baxter	18
Kris Fussell	18
Michael O'Brien	18
Michael Burkepile	18
Emil Radaich	18
Johnny Galitski	18
Kelly Hubik	18
Donald Riley	18
Dan Lombardo	18
Bethany Cary	18
Darrel Swarts	18
Guy Harvley	18
Michael Mitchell	18
Mark Wesley	18
Kay Richey	18
Frederick Kolb	18
Sarah Lou Hill	18
Timothy Fye	18
Edward Richardson	18
David Marczak	18
Donald Stanfill	18
Judith Ground	18
Betty Veen	18
Robert Rankin	18
Walter Hackensmith	18
Carlton Parkerson	18
William Smeltzer	18
Kenneth Freeman	18
Nancy Russell	18
James Ashcraft	18
Ann Wright	18
Jeffery Handley	18
Frank Kardell	18
Juan Delgado	18
Anthony Dockendorf	18
Michelle Hawn	18
Rickey Hackworth	18
Lisa Osborne	18
Mark Smith	18
William Jacoby	18
Sandra See	18
Jon Terpstra	18
Robert Bewick	18
Thomas Teepell	18
Timothy Griffin	17
Timothy Lloyd	17
Phillip Whitten	17
Robert Wilfert	17
Andrew Rebuck	17
Jon Collins	17
Terrence Wiesel	17
David Jones	17
Craig Tucker	17
Jeffrey Stewart	17
John Devaney	17
Keenan Steil	17
Thomas Loper	17
John McWhirter	17
Cheryl Drozdowski	17
Stephen Molnar	17
Ronald Buddle	17
Timothy Cobart	17
Marian Curtis	17
Thomas McCormick	17
Troy Tatum	17
Gary Dietlein	17
Reynaldo Flores	17
Douglas Deem	17
James Argenbright	17
Timothy Freed	17
Ronnie Rogers	17
Joseph Trudnak	17
Jesse Bissette	17
Fran Plocinski	17
Christopher DiSilvestro	17
Phyliss Good	17
Denise Darrell	17
Kathryn McArdle	17
Paul Gartland	17
James Young	17
Kathryn Hendricks	17
Dwight Tyree	17
Gregory Burgmeier	17
Robert Granger	17
Ralph Rushing	17
John Newbern	17
Danny O'Cain	17
David Stepp	17
Thomas McNamee	17
Alan Primus	17
Carolyn Morton	16
Carole Cuneo	16
Harry Trent	16
Timothy Porter	16
Bruce Eden	16
Larry Kuckuck	16
Joseph Jagunich	16
Emilio Canava	16
Ronald Lambeth	16
Jeffrey Norman	16
Scott Murphy	16
Gary Harmon	16
Kenny Flack	16
Roberta Hanegan	16
James Bowen	16
William Dellapenta	16
Brian Smith	16
Johnny Durrett	16
Freddy Herrera	16
Kent Marboe	16
Marjorie Yon	16
James Duke	16
Virgil Wallace	16
Susan Hohenbrink	16
James Lane	16
Donald Tucker	16
Barbara Hoskins	16
Marc Anderson	16
Daniele Manno	16
Christopher Iversen	16
Dora Tate	16
Robert Sheehan	16
Leslie Dane	16
Anthony McKinney	16
Elaine Miller	16
David Oestreich	16
Roger Rose	16
Steven Henke	16
Charles Brown	16
Rhonda Griggs	16
Thomas Donohue	16
David Hirt	16
Charles Amos	16
Carol Hebert	16
Johnny Couch	16
Larry Smith	15
Christine Ferrare	15
Joseph Barna	15
LeRoy Aman	15
Theresa Doran	15
L.D. Harless	15
Michael Graham	15
Rodney Pifer	15
Raymond Walkowski	15
James Walker	15
Mark Mattison	15
Nancy King	15
Sanford Crouch	15
David Weber	15
Theodore Brunner	15
Barbara Carpenter	15
Mark Mitchell	15
Clark Thompson	15
Gregory Stinson	15
Rick Barton	15
Mark Calametti	15
Ronald Christian	15
Joseph Grilo	15
Patrick Meyer	15
Anthony Kroger	15
William Wade	15
Melanie Lumpkin	15
Wayen Kuntz	15
Robert Caronna	15
Mark Washburn	15
Lisa Guill	15
Paul Ragsdale	15
Paul Armstrong	15
Pamela Herring	15
Robert Blessing	15
John Kunkle	15
Michael Davis	15
Michael Pesqueira	15
Steve Paszko	15
Geoffrey MacGregor	15
Rodney Bayless	15
Larry Alder	15
Charles Nauman	15
Anthony Hickey	15
Luther Bright	15
Scott Dobbs	15
Phil Cherry	15
Alan Reeder	15
Juanita Corts	15
Robert Harper	15
Rhett Enzor	15
Theresa Collingham	14
Mary Coleman	14
Joseph Saint	14
Mary Ann Olinger	14
Paul Dennehy	14
Larry McIntyre	14
Larry Walters	14
Guy Miller	14
Thomas Gould	14
Wayne Allen	14
Deborah Houle	14
Mark Barickman	14
Charles Hill	14
Bernard Dodson	14
Vicki Newsom	14
Loren Morris	14
Cresencio Rodriguez	14
Joseph Olrich	14
Duffy Meligan	14
Steven Lawrence	14
Nancy Pennington	14
Jeffrey Gayden	14
Cynthia Jones	14
William Waters	14
Angelia Capps	14
Trent Eastvold	14
Michael Beiter	14
Norma Solis-MaGee	14
Carol LaCamp	14
Wesley Zigo	14
Andrew Walter	14
Daniel Callan	14
Edward Bittner	14
Christopher Miller	14
Linda Thibeau	14
Richard Lucy	14
William Bennett	14
Larry Dieball	14
Robert Fessler	14
Vincent Bruning	14
Fred Rybik	14
Mark Diven	14
Steve Newsom	14
Janice Olafson	14
Theresa Bukur	14
Dennis Stokes	14
Roy McNemar	14
Rene Guajardo	14
Harry Scheerer	14
James Mattis	14
Linda Allen	14
David Finney	14
Louis Oliva	14
Michael Cumberland	14
Scott Morton	14
Cynthia Weeks	14
Judi Walling	14
David Chandler	14
David Bateman	14
Miguel Garcia	14
Thomas Weber	14
Monte Smith	14
Terry Burgess	14
Timothy Gerity	13
Michael Derby	13
Jane Mills	13
Judy Howell	13
Albert Jones	13
Connie James	13
Diane Phillips	13
Janet Kinlaw	13
Betty Stevenson	13
Jonerthern Kiriisa	13
Thomas Gibbens	13
Renee Furr	13
Kenneth Gibson	13
Rodney McAlmond	13
Jerry Malek	13
Jerry MaGee	13
William Johnson	13
David Rudnik	13
Brenda Truelsen	13
William Mock	13
John Cullen	13
John Spacek	13
Thomas Coffey	13
Blake Ross	13
Ricky Jensen	13
Franklin Stevens	13
Ann Murphy	13
Michael Fleming	13
Rodney Kimerling	13
Lynda Miles	13
Cecil Jones	13
Malvin Roman	13
Shirley Schleuse	13
Fred Baker, Jr.	13
James Edwards	13
Donald McLamb	13
Willis McLamb	13
Deborah Parrish	13
Gary Merkel	13
Valentin Almanza	13
Richard Stearns	13
Richard Geeslin	13
Andrea Luedtke	13
Beverly Caudell	13
Martha Heyne	13
Brian Patterson	13
Joyce Mainella	13
Robert Ainsworth	13
Tina Sarubbi-Breland	13
Karyn Selfridge	13
Tamara Eldridge	13
William Kilgore	13
Karin Matta	13
Jimmy Munsey	12
Ann Tressel	12
Robert Chrisman	12
Mark O'dell	12
Danielle Dubreuil	12
Jeffrey Lay	12
Jonathan Pruitt	12
Donna Thoms	12
Todd Moore	12
Kurt Kerbyson	12
Timothy Taylor	12
Cheryl Westbrook	12
David Maszle	12
Eleanor Spear	12
William Hobbs	12
Randy Fizer	12
Todd Jones	12
Richard Bailey	12
Michelle Curtis	12
Rhonda Averesch	12
Norman Beasley	12
Jody Billet	12
Keith Trdina	12
Gary Turner	12
Ann Hamilton	12
Patrick Selcer	12
James Hughes	12
Eric Froebel	12
Thomas Heltzel	12
Terry Olson	12
Anthony Bendekovich	12
Benjamin Buchan	12
David Kinkaid	12
Terry Ivey	12
Elizabeth Scott	12
Dale Anderson	12
Daniel Biedrzycki	12
Keith Horton	12
Sean Reilly	12
John Reneau	12
Thomas Fahey	12
Rene Bryant	12
Kurtis Griffin	12
Michael Webster	12
Kirt LeBouef	12
Randall Barrett	12
Mark Reilly	12
Blanca Vela	12
Alicia McCoy	12
Jess Hake	12
Thomas Ason	12
Curtis Boothe	12
George Foster	12
Ervin Knight	12
Evelyn Ensey	12
Enrique Martinez	12
Nancy Eckhardt	12
Ron Patch	11
Michael Vint	11
Franklin Smith	11
John Michels	11
Bryan Danielsen	11
James Maskas	11
Jodi Moscona	11
Cheryl Bishop	11
Ann Baker	11
Michael Schraer	11
Kenneth Nieveen	11
Ronald Durham	11
Travis Greene	11
Robert Hammonds	11
Deborah Morales	11
Randy Saltkill	11
Virgil Moore	11
Joe Garber	11
Charlotte Hodges	11
Joseph Ellis	11
Stephen Clarke	11
Angela Hale	11
Randolph Oxenham	11
Jeanette Hennen	11
Thomas Traylor	11
Michael O'Brien	11
Jake Smith	11
Michael Carolla	11
Robert Soule	11
Mary Carson	11
Paul Glenn	11
Steven Roe	11
Norman Nikolai	11
Samuel Jones	11
Patrick Kissinger	11
Henrietta Gaspard	11
Mary O'Meilia	11
Carol Connors	11
Ellen Thiel	11
Richard Freeman	11
Duane Halliday	11
John Hampton	11
Scott Bryan	11
Daniel Slabaugh	11
John Curry	11
Richard Rickert	11
Sidney Hardy	11
Brian Mullins	11
Charles Daniel	11
Cathy Hentschel	11
Edwin Curtis	11
Gregory Fleenor	11
Joseph Raines	11
Dennis Selby	11
Elizabeth Smith	11
Gregory Lawson	11
Carrie Maxey	11
Kelly Hubenthal	11
Raul Franco	11
Garth Roberts	11
Susan Butler	11
Christopher Cockerill	11
Bradley Johnson	11
Mancle Ford	11
Amy McKinney	11
William Hartman	10
Michael Leone	10
Michael Kovalchick	10
Maura McKinney	10
Lori Dodd-Adams	10
Joetta Wolpert	10
Gregory Churilla	10
William Houck	10
Dan Chau	10
Mechelli Berry	10
Charles Bates	10
Juancita Babin	10
Glenn Fuller	10
Ronald Graves	10
Randall Demyan	10
Santiago Reyna	10
Jeffrey Billet	10
Rachel Tempanaro	10
Matthew Harrold	10
Nikki Scott	10
Willie Bronson	10
William Bullock	10
Leon Manno	10
George Blazvick	10
Darin Plautz	10
Teresa Polinek	10
Kiely Young	10
Misty Trahan	10
Gary Vincent	10
Randall Straub	10
Israel Pena	10
John Hardee	10
William Hewitt	10
Craig Dore	10
Donna Yoha	10
Paul Grabowski	10
Charles B. Bullion	10
Robin Hirst	10
Clyde Pratt	10
Denver Carter	10
Judith Meyers	10
Rachel Arbogast	10
Gail Cicerini	10
Wayne Washburn	10
Carol Kreidel	10
Marianne Kleha	10
Scott Polinek	10
John Jernigan	10
John Cook	10
Mark Sherwood	10
Joanna Pedigo	10
Kenneth Rollston	10
Robert Henry	10
Gretchen Bridges	10
Samuel Solis	10
Timoteo Acevedo	10
John Hatton	10
Amanda Carden	10
Scott Anderson	10
Jerry Staton	10
Jesus Peralta	10

LAMAR

OUTDOOR ADVERTISING
BILLBOARD MARKETS



WA
Tacoma
Spokane
OR
ID
Boise
MT
Billings
WY
Casper
ND
SD
Rapid City
MN
Duluth
St. Cloud
NV
CA
Bakersfield
Lancaster
San Bernardino
San Diego
Palm Springs
Las Vegas
Laughlin
AZ
Yuma
UT
CO
Denver
Colorado Springs
NM
Albuquerque
Las Cruces
NE
Omaha
Lincoln
KS
Topeka
OK
Oklahoma City
TX
Amarillo
Lubbock
Wichita Falls
Sherman
Dallas
Tyler
Abilene
Brownwood
Midland
San Angelo
Temple
College Station
Austin
Beaumont
Houston
Victoria
Corpus Christi
Laredo
Rio Grande
IA
Waterloo
Cedar Rapids
Quad Cities
Dubuque
MO
Kansas City
Hannibal
Osage Beach
Springfield
Joplin
AR
Little Rock
Texarkana
LA
Shreveport
Monroe
Alexandria
Lake Charles
Lafayette
Baton Rouge
Houma
New Orleans
Hammond
WI
Eau Claire
Marshfield
Milwaukee
Escanaba
MI
Traverse City
Muskegon
Saginaw
Port Huron
Detroit
Toledo
IL
Decatur
IN
Gary
Terre Haute
Evansville
OH
Elyria
Youngstown
Columbus
Dayton
Cincinnati
KY
Paducah
Lexington
TN
Clarksville
Nashville
Murfreesboro
Jackson
Cookeville
Knoxville
Johnson City
Huntsville
Shoals
MS
Corinth
Greenville
Columbus
Jackson
Meridian
Hattiesburg
Gulfport
AL
Gadsden
Birmingham
Tuscaloosa
Montgomery
Mobile
GA
Rome
Athens
Atlanta
Macon
Augusta
Albany
Valdosta
Savannah
Brunswick
FL
Pensacola
Fort Walton
Panama City
Tallahassee
Daytona Beach
Ocala
Lakeland
Fort Myers
SC
Anderson
Columbia
NC
Asheville
Lenoir
Rocky Mount
Elizabethtown
VA
Bluefield
Roanoke
Richmond
WV
Huntington
Bridgeport
Wheeling
PA
Erie
Williamsport
Pittsburgh
Altoona
Harrisburg
York
Reading
Scranton
Allentown
NY
Rochester
Syracuse
Buffalo
Albany
MA
RI
CT
Providence
Hartford
Bridgeport
MD
DE
Lamar Outdoor Advertising Billboard Markets
As of 12-31-2001



INTERSTATE LOGOS, L.L.C.

Logo Program Markets

Interstate Logos, L.L.C. Contract Logo Programs	Contract Award Dates
Canadian TODS Ltd.- Logos	9-1998
Colorado Logos, Inc.	3-1999
Delaware Logos, L.L.C.	8-1999
Florida Logos, Inc.	12-1996
Georgia Logos, L.L.C.	4-1995
Kansas Logos, Inc.	7-1996
Kentucky Logos, L.L.C.	12-1996
Maine Logos, L.L.C.	1-2001
Michigan Logos, Inc.	2-1996
Minnesota Logos, Inc.	3-1995
Mississippi Logos, L.L.C.	9-1993
Missouri Logos	2-1991
Nebraska Logos, Inc.	12-1988
Nevada Logos, Inc.	12-1996
New Jersey Logos, L.L.C.	5-1996
New Mexico Logos, Inc.	7-1999
Ohio Logos, Inc.	12-1991
Oklahoma Logos, L.L.C.	4-1989
Oklahoma Turnpike Authority	4-1992
South Carolina Logos, Inc.	5-1995
Texas Logos, L.P.	3-1993
Utah Logos, Inc.	4-1990
Virginia Logos, Inc.	10-1995

Interstate Logos, L.L.C. Contract TODS Programs	Contract Award Dates
Canadian TODS Ltd.	11-96
Colorado TODS	3-99
Kentucky TODS	12-96
Michigan TODS	6-97
Missouri TODS	5-00
Nebraska TODS	2-97
New Jersey TODS	7-99
Ohio TODS	12-95



As of 12-31-2001

LAMAR TRANSIT ADVERTISING

Transit Advertising Markets



☆ Corporate Office - Baton Rouge, Louisiana

1. Alameda County, California - Shelters
   Albany, CA; Berkeley, CA; Emeryville, CA; Fremont, CA; Hayward, CA; Newark, CA; San Leandro, CA
2. Albany, Georgia - Buses, Shelters
3. Alexandria, Louisiana - Benches, Buses, Shelters
4. Allentown, Pennsylvania - Shelters
5. Altoona, Pennsylvania - Shelters
6. Augusta, Georgia - Shelters
7. Baton Rouge, Louisiana - Shelters
8. Boise, Idaho - Benches
9. Colorado Springs, Colorado - Benches, Shelters
10. Columbia, South Carolina - Shelters
11. Denver, Colorado - Benches, Buses, Shelters
12. Elyria, OH - Buses
13. Ft. Myers, Florida - Shelters
14. Greenville, South Carolina - Shelters
15. Harrisburg, Pennsylvania - Shelters
16. Holly Hill, Florida - Shelters
17. Houma, Louisiana - Benches, Buses, Shelters
18. Lafayette, Louisiana - Shelters
19. Lake Charles, Louisiana - Benches, Shelters
20. Laredo, Texas - Benches, Shelters
21. Las Vegas, Nevada - Shelters
22. Laughlin, Nevada - Shelters
23. Macon, Georgia - Benches, Buses, Shelters
24. Monroe, Louisiana - Benches, Buses, Shelters
25. New Orleans (Suburban), Louisiana - Shelters
26. Oklahoma City, Oklahoma - Benches, Buses, Shelters
27. Pensacola, Florida - Benches, Shelters
28. Pittsburgh (Suburban), Pennsylvania
   Borough of Versailles, Pennsylvania - Shelters
   Kennedy Township, Pennsylvania - Shelters
   McKeesport, Pennsylvania - Shelters
   Scott Township, Pennsylvania - Shelters
29. Provo, Utah - Benches, Shelters
30. Pueblo, Colorado - Shelters
31. Rapid City, South Dakota - Benches, Buses
32. Reading, Pennsylvania - Shelters
33. Rhode Island - Shelters
34. Salt Lake City (Suburban), Utah - Shelters
35. San Bernardino, California - Shelters
36. Sarasota, Florida - Shelters
37. Scranton, Pennsylvania - Shelters
38. Monroe County (Strausburg - buses)
39. Spartanburg, South Carolina - Shelters
40. Wilkes Barre, Pennsylvania - Shelters
41. York, Pennsylvania - Shelters

As of 12-31-2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 2 5 2002
WASH. D.C.
165
SECTION

Form 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number 0-30242
Lamar Advertising Company

Commission File Number 1-12407
Lamar Media Corp.
(Exact name of registrants as specified in their charters)

Delaware	72-1449411
Delaware	72-1205791
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No)
5551 Corporate Blvd., Baton Rouge, LA	70808
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number, including area code: (225) 926-1000

SECURITIES OF LAMAR ADVERTISING COMPANY
REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class:	Name of each Exchange On Which Registered:
None	N/A

SECURITIES OF LAMAR ADVERTISING COMPANY
REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Class A common stock, $.001 par value

SECURITIES OF LAMAR MEDIA CORP.
REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class:	Name of each Exchange On Which Registered:
9 5/8% Senior Subordinated Notes due 2006	New York Stock Exchange

SECURITIES OF LAMAR MEDIA CORP.
REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by nonaffiliates of Lamar Advertising Company as of March 1, 2002: $3,207,994,005

The number of shares of Lamar Advertising Company's Class A common stock outstanding as of March 1, 2002: 83,942,257
The number of shares of the Lamar Advertising Company's Class B common stock outstanding as of March 1, 2002: 16,611,835

This combined Form 10-K is separately filed by (i) Lamar Advertising Company and ii) Lamar Media Corp. (which is a wholly-owned subsidiary of Lamar Advertising Company). Lamar Media Corp. meets the conditions set forth in general instruction I(1) (a) and (b) of Form 10-K and is, therefore, filing this form with the reduced disclosure format permitted by such instruction.

EXPLANATORY NOTE

On July 20, 1999, Lamar Advertising Company completed a corporate reorganization to create a new holding company structure. The reorganization was accomplished through a merger under section 251(g) of the Delaware General Corporation Law. At the effective time of the merger, all stockholders of Lamar Advertising Company became stockholders in a new holding company and Lamar Advertising Company became a wholly-owned subsidiary of the new holding company. The new holding company took the Lamar Advertising Company name and the old Lamar Advertising Company was renamed Lamar Media Corp. In the merger, all outstanding shares of old Lamar Advertising Company's capital stock were converted into shares of the new holding company with the same voting powers, designations, preferences and rights, and the same qualifications, restrictions and limitations, as the shares of old Lamar Advertising Company. Following the restructuring, the Class A common stock of the new holding company trades under the symbol LAMR on the Nasdaq National Market with the same CUSIP number as the old Lamar Advertising Company's Class A common stock.

In this annual report, Lamar, the Company, we, us and our refer to Lamar Advertising Company and its consolidated subsidiaries with respect to periods following the reorganization and to old Lamar Advertising Company with respect to periods prior to the reorganization, except where we make it clear that we are only referring to Lamar Media Corp. or a particular subsidiary.

In addition, Lamar Media and Media refer to Lamar Media Corp. and its consolidated subsidiaries with respect to periods following the reorganization and to old Lamar Advertising Company with respect to periods prior to the reorganization, except where we make it clear that we are only referring to Lamar Media Corp. or a particular subsidiary.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Lamar Advertising Company's proxy statement for the Annual Meeting of Stockholders to be held on May 23, 2002 are incorporated by reference into Part III of this Form 10-K.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This combined Annual Report on Form 10-K of Lamar Advertising Company and Lamar Media Corp. contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These are statements that relate to future periods and include statements about the Company's, and Lamar Media's:

- expected operating results;
- market opportunities;
- acquisition opportunities;
- ability to compete; and
- stock price.

Generally, the words anticipates, believes, expects, intends, estimates, projects, plans and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the Company's and Lamar Media's actual results, performance or achievements or industry results, to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors include, among others: (1) risks and uncertainties relating to the Company's significant indebtedness; (2) the need for additional funds for acquisitions or operations; (3) the integration of companies that the Company acquires and the Company's ability to recognize cost savings or operating efficiencies as a result of such acquisitions; (4) the continued popularity of outdoor advertising as an advertising medium; (5) the regulation of the outdoor advertising industry, (6) the extent and length of the current economic downturn generally and the demand for advertising in particular and (7) other factors, including the risks and uncertainties described below under the caption "Factors Affecting Future Operating Results" under Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations. The forward-looking statements contained in this Annual Report on Form 10-K speak only as of the date of this Annual Report. Lamar Advertising Company and Lamar Media expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this Annual Report to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

PART I

ITEM 1. BUSINESS

GENERAL

Lamar is one of the largest and most experienced owners and operators of outdoor advertising structures in the United States. The Company conducts a business that has operated under the Lamar name since 1902. As of December 31, 2001, the Company operated over 144,000 outdoor advertising displays in 44 states. The Company also operates the largest logo sign business in the United States. Logo sign displays are signs located near highway exits which deliver brand name information on available gas, food, lodging and camping services. As of December 31, 2001, the Company maintained over 90,700 logo sign displays in 21 states and the province of Ontario, Canada. The Company also operates transit advertising displays on bus shelters, bus benches and buses in several markets.

BUSINESS STRATEGY

Outdoor Advertising

The Company's overall business strategy is to be the leading provider of outdoor advertising in the markets it serves. This strategy includes the following elements:

Operating Strategy:

High Quality Local Sales and Service. Local advertising constituted approximately 82% of the Company's net revenues in 2001, which management believes is higher than the industry average. The Company attempts to identify and closely monitor the needs of its customers and seeks to provide them with quality advertising products at a lower cost than competitive media.

At December 31, 2001, the Company's 760-person sales force was supported by 147 offices. Each salesperson is compensated under a performance-based compensation system and supervised by a sales manager executing a coordinated marketing plan. Art departments assist local customers in the development and production of creative, effective advertisements.

Centralized Control/Decentralized Management. Management believes that in most of the markets in which the Company operated at December 31, 2001, the Company is the only outdoor advertising company offering a full complement of outdoor advertising services coupled with local production facilities, management and account executives. Local offices operate in defined geographic areas and function essentially as independent business units, consistent with senior management's philosophy that a decentralized organization is more responsive to particular local market demands.

The Company maintains centralized accounting and financial control over its local operations, but local managers are responsible for the day-to-day operations in each local market and are compensated according to that market's financial performance. Each local manager reports to one of nine regional managers who in turn report to the Company's Chief Operating Officer.

Growth Strategy:

Internal Growth. Within its existing markets, the Company's goal is to enhance revenue and cash flow growth by employing highly targeted local marketing efforts to improve display occupancy rates and by increasing advertising rates. This strategy is facilitated through its local sales and service offices, which allow management to respond quickly to the demands of its local customer base. In addition, the Company routinely invests in upgrading its existing structures and constructing new display faces in order to provide quality service to its current customers and to attract new advertisers.

Acquisitions. Growth is enhanced by focused strategic acquisitions, resulting in increased operating efficiencies, greater geographic diversification and increased market penetration. The Company has completed over 425 acquisitions of outdoor advertising businesses since 1983. In addition to acquiring positions in new markets, the Company purchases smaller outdoor advertising properties within existing or contiguous markets. Acquisitions offer opportunities for inter-market cross-selling and the opportunity to centralize and combine accounting and administrative functions, thereby achieving economies of scale. In addition, the Company leverages its reputation for high quality local sales and service by taking advantage of opportunities to acquire high-profile bulletin displays that may become available in larger markets. Although the acquisition market is becoming more competitive, the Company believes there will be opportunities for implementing the Company's acquisition strategy given the industry's fragmentation and current consolidation trends.

During 2001, the Company increased the advertising displays it operates by approximately 10% by acquiring outdoor advertising assets, including the completion of over 100 strategic acquisitions of outdoor advertising businesses as well as isolated purchases of outdoor advertising displays. Certain of the Company's principal acquisitions since January 1, 2001 are described below:

American Outdoor Advertising, LLC and Appalachian Outdoor Advertising
On January 1, 2001, the Company purchased the assets of two outdoor advertising companies, American Outdoor Advertising, LLC and Appalachian Outdoor Advertising Co., Inc. for a total cash purchase price of approximately $31.5 million and $20.0 million, respectively.

Bowlin Outdoor Advertising and Travel Centers, Inc.
On February 1, 2001, the Company purchased all of the outstanding common stock of Bowlin Outdoor Advertising and Travel Centers, Inc. for a total purchase price of approximately $45.6 million. The purchase price consisted of approximately $16.6 million cash and the issuance of 725,000 shares of Lamar Advertising Company Class A common stock valued at $29.0 million.

DeLite Outdoor Advertising, LLC
On April 1, 2001, the Company purchased all of the outstanding common stock of DeLite Outdoor Advertising, LLC and DeLite Outdoor Advertising, Inc. for a cash purchase price of approximately $43.0 million.

PNE Media, LLC
On April 1, 2001, the Company purchased certain assets of PNE Media, LLC for a cash purchase price of approximately $20.9 million.

Capital Outdoor, Inc.
On August 2, 2001, the Company purchased the assets of Capital Outdoor, Inc. for a cash purchase price of approximately $30.1 million.

Logo Signs

The Company entered the business of logo sign advertising in 1988. The Company is now the largest provider of logo sign services in the United States, operating 21 of the 26 privatized state logo sign contracts. The Company also operates the tourism signage contracts in seven states and the province of Ontario, Canada.

The Company plans to pursue additional logo sign contracts, through both new contract awards and the acquisition of other logo sign operators. Logo sign opportunities arise periodically, both from states initiating new logo sign programs and states converting from government owned and operated programs to privately owned and operated programs. Furthermore, the Company plans to pursue additional tourist oriented directional sign programs in both the U.S. and Canada and also other motorist information signing programs as opportunities present themselves.

Transit and Other

In an effort to maintain market share, the Company entered into the transit advertising business through the operation of displays on bus shelters, benches and buses in 41 of its outdoor advertising markets. The Company plans to continue pursuing transit advertising opportunities that arise in its primary markets and to expand into other markets.

As of December 31, 2001, the Company operated logo sign contracts in the following states:

Colorado	Kentucky	Missouri	Ohio
Delaware	Maine	Nebraska	Oklahoma
Florida	Michigan	Nevada	South Carolina
Georgia	Minnesota	New Jersey	Texas
Kansas	Mississippi	New Mexico	Utah
			Virginia

COMPANY OPERATIONS

Outdoor Advertising

Inventory:
The Company operates the following types of outdoor advertising displays:

Bulletins generally are 14 feet high and 48 feet wide (672 square feet) and consist of panels on which advertising copy is displayed. The advertising copy is either hand painted onto the panels at the Company's facilities in accordance with design specifications supplied by the advertiser and attached to the outdoor advertising structure, or printed with computer-generated graphics on a single sheet of vinyl that is wrapped around the structure. On occasion, to attract more attention, some of the panels may extend beyond the linear edges of the display face and may include three-dimensional embellishments. Because of their greater impact and higher cost, bulletins are usually located on major highways.

Standardized posters generally are 12 feet high by 25 feet wide (300 square feet) and are the most common type of billboard. Advertising copy for these posters consists of lithographed or silk-screened paper sheets supplied by the advertiser that are pasted and applied like wallpaper to the face of the display, or single sheets of vinyl with computer-generated advertising copy that are wrapped around the structure. Standardized posters are concentrated on major traffic arteries.

Junior posters usually are 6 feet high by 12 feet wide (72 square feet). Displays are prepared and mounted in the same manner as standardized posters, except that vinyl sheets are not typically used on junior posters. Most junior posters, because of their smaller size, are concentrated on city streets and target pedestrian traffic.

For the year ended December 31, 2001, approximately 71% of the Company's outdoor advertising net revenues were derived from bulletin sales and 29% from poster sales. The Company regularly donates unoccupied display space for use by charitable and civic organizations.

The physical structures are owned by the Company and are built on locations the Company either owns or leases. In each local office one employee typically performs site leasing activities for the markets served by that office. See Item 2. – "Properties".

Bulletin space is generally sold as individually selected displays for the duration of the advertising contract. Bulletins may also be sold as part of a rotary plan where advertising copy is periodically rotated from one location to another within a particular market. Poster space is generally sold in packages called showings, which comprise a given number of displays in a market area. Posters provide advertisers with access either to a specified percentage of the general population or to a specific targeted audience. Displays making up a showing are placed in well-traveled areas and are distributed so as to reach a wide audience in a particular market. Bulletin space is generally sold for 12 month periods. Poster space averages between 30 and 90 days.

Production:
The Company's local production staffs in 137 of its markets perform the full range of activities required to create and install outdoor advertising. Production work includes creating the advertising copy design and layout, coordinating its printing and installing the designs on displays. The Company provides its production services to local advertisers and to advertisers that are not represented by advertising agencies, since national advertisers represented by advertising agencies often use preprinted designs that require only installation. The Company's creative and production personnel typically develop new designs or adopt copy from other media for use on billboards. The Company's artists also often assist in the development of marketing presentations, demonstrations and strategies to attract new advertisers.

With the increased use of vinyl and pre-printed advertising copy furnished to the outdoor advertising company by the advertiser or its agency, outdoor advertising companies require less labor-intensive production work. In addition, increased use of vinyl and preprinted copy is also attracting more customers to the outdoor advertising medium. The Company believes this trend over time will reduce operating expenses associated with production activities.

Categories of Business:

The following table sets forth the top ten categories of business from which the Company derived its outdoor advertising revenues for 2001 and the respective percentages of such revenue. These business categories accounted for approximately 71% of the Company's total outdoor advertising net revenues in the year ended December 31, 2001. No one advertiser accounted for more than 1.0% of the Company's total outdoor advertising net revenues in that period.

Categories	Percentage Net Advertising Revenues
Restaurants	12%
Retailers	10%
Automotive	9%
Hotels and Motels	9%
Gaming	5%
Health Care	5%
Service	5%
Amusement – Entertainment/Sports	5%
Financial – Banks/Credit Unions	4%
Telecommunications	4%
Media	3%
	71%

Logo Signs

The Company is the largest provider of logo sign services in the United States and operates over 4,000 logo sign structures containing over 90,700 logo advertising displays. The Company has been awarded contracts to erect and operate logo signs in the states of Colorado, Delaware, Florida, Georgia, Maine, Michigan, Minnesota, Mississippi, Nebraska, New Jersey, New Mexico, Ohio, Oklahoma, South Carolina, Texas, Utah and Virginia, and the province of Ontario, Canada, and through a 66.7% owned partnership in the state of Missouri. In addition, the Company has acquired the logo sign contracts in Kansas, Kentucky, and Nevada. The Company also operates the tourism signing contracts for the states of Colorado, Kentucky, Michigan, Nebraska, New Jersey and Ohio as well as for the province of Ontario, Canada.

State logo sign contracts represent the contract right to erect and operate logo signs within a state. The term of the contracts vary, but generally range from ten to twenty years, including renewal terms. The logo sign contracts generally provide for termination by the state prior to the end of the term of the contract, in most cases with compensation to be paid to the Company. Typically, at the end of the term of the contract, ownership of the structures is transferred to the state without compensation to the Company. Of the Company's logo sign contracts, one is due to terminate in December 2002 and one is subject to renewal in June 2002. The Company also designs and produces logo sign plates for its customers throughout the country as well as customers in states which have not yet privatized their logo sign programs.

EMPLOYEES

The Company employed approximately 2,900 persons at December 31, 2001. Of these, approximately 108 were engaged in overall management and general administration at the Company's management headquarters and the remainder were employed in the Company's operating offices. Of these, approximately 760 were direct sales and marketing personnel.

The Company has 12 local offices covered by collective bargaining agreements, consisting of billposters and construction personnel. The Company believes that its relations with its employees, including its 106 unionized employees, are good, and the Company has never experienced a strike or other labor dispute.

COMPETITION

Outdoor Advertising

The Company competes in each of its markets with other outdoor advertisers as well as other media, including broadcast and cable television, radio, print media and direct mail marketers. In addition, the Company also competes with a wide variety of out-of-home media, including advertising in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains and buses. Advertisers compare relative costs of available media and cost-per-thousand impressions, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, outdoor advertising relies on its relative cost efficiency and its ability to reach a broad segment of the population in a specific market or to target a particular geographic area or population with a particular set of demographic characteristics within that market.

The outdoor advertising industry is fragmented, consisting of several large outdoor advertising and media companies with operations in multiple markets as well as smaller and local companies operating a limited number of structures in single or a few local markets. Although some consolidation has occurred over the past few years, according to the Outdoor Advertising Association of America (OAAA) as of December 31, 2001 there were approximately 1,100 companies in the outdoor advertising industry operating approximately 600,000 outdoor displays. In a number of its markets, the Company encounters direct competition from other major outdoor media companies, including Infinity Broadcasting Corp. (formerly Outdoor Systems, Inc.) and Clear Channel Communications, Inc. (formerly Eller Media) both of which may have greater total resources than the Company. The Company believes that its strong emphasis on sales and customer service and its position as a major provider of advertising services in each of its primary markets enables it to compete effectively with the other outdoor advertising companies, as well as other media, within those markets.

Logo Signs

The Company faces competition in obtaining new logo sign contracts and in bidding for renewals of expiring contracts. The Company faces competition from three other national providers of logo signs in seeking state-awarded logo service contracts. In addition, local companies within each of the states that solicit bids will compete against the Company in the open-bid process. Competition from these sources is also encountered at the end of each contract period.

In marketing logo signs to advertisers, the Company competes with the other forms of out-of-home advertising described above.

REGULATION

Outdoor advertising is subject to governmental regulation at the federal, state and local levels. Federal law, principally the Highway Beautification Act of 1965 (the HBA) regulates outdoor advertising on federally aided primary and interstate highways. The HBA requires, as a condition to federal highway assistance, states to restrict billboards on such highways to commercial and industrial areas, and requires certain additional size, spacing and other limitations. All states have passed state billboard control statutes and regulations at least as restrictive as the federal requirements, including removal at the owner's expense and without compensation of any illegal signs on such highways. The Company believes that the number of its billboards that may be subject to removal as illegal is immaterial. No state in which the Company operates has banned billboards, but some have adopted standards more restrictive than the federal requirements. Municipal and county governments generally also have sign controls as part of their zoning laws. Some local governments prohibit construction of new billboards and some allow new construction only to replace existing structures, although most allow construction of billboards subject to restrictions on zones, size, spacing and height.

Federal law does not require removal of existing lawful billboards, but does require payment of compensation if a state or political subdivision compels the removal of a lawful billboard along a federally aided primary or interstate highway. State governments have purchased and removed legal billboards for beautification in the past, using federal funding for transportation enhancement programs, and may do so in the future. Governmental authorities from time to time use the power of eminent domain to remove billboards. Thus far, the Company has been able to obtain satisfactory compensation for any of its billboards purchased or removed as a result of governmental action, although there is no assurance that this will continue to be the case in the future. Local governments do not generally purchase billboards for beautification, but some have attempted to force removal of legal but nonconforming billboards (billboards which conformed with applicable zoning regulations when built but which do not conform to current zoning regulations) after a period of years under a concept called amortization, by which the governmental body asserts that just compensation is earned by continued operation over time. Although there is some question as to the legality of amortization under federal and many state laws, amortization has been upheld in some instances. The Company generally has been successful in negotiating settlements with municipalities for billboards required to be removed. Restrictive regulations also limit the Company's ability to rebuild or replace nonconforming billboards. The outdoor advertising industry is heavily regulated and at various times and in various markets can be expected to be subject to varying degrees of regulatory pressure affecting the operation of advertising displays. Accordingly, although the Company's experience to date is that the regulatory environment can be managed, no assurance can be given that existing or future laws or regulations will not materially and adversely affect the Company.

ITEM 1A. EXECUTIVE OFFICERS OF THE REGISTRANT

NAME	AGE	TITLE
Kevin P. Reilly, Jr.	47	Chairman, President and Chief Executive Officer
Keith A. Istre	49	Chief Financial Officer and Treasurer
Sean E. Reilly	40	Chief Operating Officer and President of the Outdoor Division

Each officer's term of office extends until the meeting of the Board of Directors following the next annual meeting of stockholders and until a successor is elected and qualified or until his or her earlier resignation or removal.

Kevin P. Reilly, Jr. has served as the Company's President and Chief Executive Officer since February 1989 and as a director of the Company since February 1984. Mr. Reilly served as President of the Company's Outdoor Division from 1984 to 1989. Mr. Reilly, an employee of the Company since 1978, has also served as Assistant and General Manager of the Company's Baton Rouge Region and Vice President and General Manager of the Louisiana Region. Mr. Reilly received a B.A. from Harvard University in 1977.

Keith A. Istre has been Chief Financial Officer of the Company since February 1989 and a director of the Company since February 1991. Mr. Istre joined the Company as Controller in 1978 and became Treasurer in 1995. Prior to joining the Company, Mr. Istre was employed by a public accounting firm in Baton Rouge from 1975 to 1978. Mr. Istre graduated from the University of Southwestern Louisiana in 1974 with a B.S. in Accounting.

Sean E. Reilly has been Chief Operating Officer and President of the Company's Outdoor Division since November 2001. Mr. Reilly also holds the position of Vice President of Mergers and Acquisitions and President of the Company's real estate division, TLC Properties, Inc. He has been a director of the Company since 1999 and serves on the Executive Committee of the Board. He began working with the Company as Vice President of Mergers and Acquisitions in 1987 and served in that capacity until 1994. He also served as a director of the Company from 1989 to 1996. Mr. Reilly was the Chief Executive Officer of Wireless One, Inc., a wireless cable television company, from 1994 to 1997 after which he rejoined the Company. Mr. Reilly received a B.A. from Harvard University in 1984 and a J.D. from Harvard Law School in 1989.

ITEM 2. PROPERTIES

The Company's 53,500 square foot management headquarters is located in Baton Rouge, Louisiana. The Company occupies approximately 90% of the space in this facility and leases the remaining space. The Company owns 127 local operating facilities with front office administration and sales office space connected to back-shop poster and bulletin production space. In addition, the Company leases an additional 122 operating facilities at an aggregate lease expense for 2001 of approximately $3.8 million.

The Company owns approximately 3,000 parcels of property beneath outdoor structures. As of December 31, 2001, the Company had approximately 75,100 active outdoor site leases accounting for a total annual lease expense of approximately $121.0 million. This amount represented 17% of total outdoor advertising net revenues for that period. The Company's leases are for varying terms ranging from month-to-month to in some cases a term of over ten years, and many provide the Company with renewal options. There is no significant concentration of displays under any one lease or subject to negotiation with any one landlord. The Company believes that an important part of its management activity is to manage its lease portfolio and negotiate suitable lease renewals and extensions.

ITEM 3. LEGAL PROCEEDINGS

The Company from time to time is involved in litigation in the ordinary course of business, including disputes involving advertising contracts, site leases, employment claims and construction matters. The Company is also involved in routine administrative and judicial proceedings regarding billboard permits, fees and compensation for condemnations. The Company is not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Since August 2, 1996, the Company's Class A common stock has traded on the over-the-counter market and prices have been quoted on the Nasdaq National Market under the symbol LAMR. Prior to August 2, 1996, the day on which the Class A common stock was first publicly traded, there was no public market for the Class A common stock. As of March 1, 2002, the Class A common stock was held by 200 shareholders of record. The Company believes, however, that the actual number of beneficial holders of the Class A common stock may be substantially greater than the stated number of holders of record because a substantial portion of the Class A common stock is held in street name.

The following table sets forth, for the periods indicated, the high and low bid prices for the Class A common stock as reported on the Nasdaq National Market.

	High	Low
Fiscal year ended December 31, 2000:		
First Quarter	$70.25	$40.13
Second Quarter	50.38	36.50
Third Quarter	50.75	37.63
Fourth Quarter	49.00	36.00
Fiscal year ended December 31, 2001:		
First Quarter	$49.38	$32.13
Second Quarter	46.78	34.13
Third Quarter	46.12	24.65
Fourth Quarter	42.55	28.70

The Company's Class B common stock is not publicly traded and is held of record by members of the Reilly Family and the Reilly Family Limited Partnership.

The Company does not anticipate paying dividends on either class of its common stock in the foreseeable future. The Company's Series AA preferred stock is entitled to preferential dividends, in an annual aggregate amount of $364,903, before any dividends may be paid on the common stock. In addition, the Company's bank credit facility and other indebtedness have terms restricting the payment of dividends. Any future determination as to the payment of dividends will be subject to such limitations, will be at the discretion of the Company's Board of Directors and will depend on the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors.

ITEM 6. SELECTED FINANCIAL DATA

Lamar Advertising Company

The selected consolidated statement of operations and balance sheet data presented below are derived from the audited consolidated financial statements of the Company. The data presented below should be read in conjunction with the audited consolidated financial statements, related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included herein.

Statement of Operations Data:
(Dollars in Thousands)

	For the Years Ended December 31,				
	2001	2000	1999	1998	1997
Net revenues	$ 729,050	$ 687,319	$ 444,135	$ 288,588	$ 201,062
Operating expenses:					
Direct advertising expenses	251,483	217,465	143,090	92,849	63,390
General and administrative expenses	151,048	138,072	94,372	60,935	45,368
Depreciation and amortization	355,529	318,096	177,138	88,791	48,317
Gain on disposition of assets	(923)	(986)	(5,481)	(1,152)	(15)
Total operating expenses	757,137	672,647	409,119	241,423	157,060
Operating (loss) income	(28,087)	14,672	35,016	47,165	44,002
Other expense (income):					
Interest income	(640)	(1,715)	(1,421)	(762)	(1,723)
Interest expense	126,861	147,607	89,619	60,008	38,230
Total other expense	126,221	145,892	88,198	59,246	36,507
Loss before income taxes, extraordinary item and cumulative effect of an accounting change	(154,308)	(131,220)	(53,182)	(12,081)	7,495
Income tax expense (benefit)	(45,674)	(37,115)	(9,596)	(191)	4,654
Earnings (loss) before extraordinary item and cumulative effect of an accounting change	(108,634)	(94,105)	(43,586)	(11,890)	2,841
Extraordinary loss on debt extinguishment	--	--	(182)	--	--
Earnings (loss) before cumulative effect of an accounting change	(108,634)	(94,105)	(43,768)	(11,890)	2,841
Cumulative effect of an accounting change	--	--	(767)	--	--
Net earnings (loss)	(108,634)	(94,105)	(44,535)	(11,890)	2,841
Preferred stock dividends	(365)	(365)	(365)	(365)	(365)
Net earnings (loss) applicable to common stock	$ (108,999)	$ (94,470)	$ (44,900)	$ (12,255)	$ 2,476
Earnings (loss) per common share - basic and diluted:					
Earnings (loss) before extraordinary item and accounting change (1)	$ (1.11)	$ (1.04)	$ (0.64)	$ (0.24)	$ 0.05
Extraordinary loss on debt extinguishment (1)	--	--	--	--	--
Cumulative effect of a change in accounting principle (1)	--	--	(0.01)	--	--
Net earnings (loss) (1)	$ (1.11)	$ (1.04)	$ (0.65)	$ (0.24)	$ 0.05
Other Data:					
EBITDA (2)	$ 326,519	$ 331,782	$ 206,673	$ 134,804	$ 92,304
EBITDA margin	45%	48%	47%	47%	46%
Cash flows from operating activities (3)	$ 190,632	$ 177,601	$ 110,551	$ 72,498	$ 45,783
Cash flows from investing activities (3)	$ (382,471)	$ (435,595)	$ (950,650)	$ (535,217)	$ (370,228)
Cash flows from financing activities (3)	$ 132,384	$ 321,933	$ 719,903	$ 584,070	$ 250,684
BALANCE SHEET DATA (4):					
Cash and cash equivalents	$ 12,885	$ 72,340	$ 8,401	$ 128,597	$ 7,246
Working capital	21,316	67,455	40,787	94,221	18,662
Total assets	3,665,707	3,637,773	3,206,945	1,413,377	651,336
Total debt (including current maturities)	1,811,585	1,738,280	1,615,781	876,532	539,200
Total long-term obligations	1,871,587	1,819,857	1,730,710	857,760	551,865
Stockholders' equity	1,672,221	1,689,455	1,391,529	466,779	68,713

(1) After giving effect to the three-for-two split of the Company's Class A and Class B common stock effected in February 1998.

(2) "EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, and gain or loss on disposition of assets. It represents a measure which management believes is customarily used to evaluate the financial performance of companies in the media industry. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America and should not be considered an alternative to operating income or net earnings as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of its liquidity.

(3) Cash flows from operating, investing, and financing activities are obtained from the Company's consolidated statements of cash flows prepared in accordance with accounting principles generally accepted in the United States of America.

(4) As of the end of the period.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains forward-looking statements, including in particular, statements regarding the Company's anticipated performance in 2002. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others, (1) the Company's significant indebtedness; (2) the Company's need for and ability to obtain additional funding for acquisitions or operations; (3) the integration of companies that the Company acquires and its ability to recognize cost savings or operating efficiencies as a result of these acquisitions; (4) the continued popularity of outdoor advertising as an advertising medium; (5) the regulation of the outdoor advertising industry; (6) the extent and length of the current economic downturn generally and the demand for advertising in particular; and (7) other factors, including those described below under the heading "Factors Affecting Future Operating Results", and elsewhere in this Annual Report. In addition, under SFAS No. 142, the Company will periodically test goodwill for impairment. The Company's future reported earnings will decrease to the extent it determines that such impairment exists. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this document. These statements speak only as of the date of this document, and the Company undertakes no obligation to update or revise the statements, except as may be required by law.

CRITICAL ACCOUNTING POLICIES

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", the Company believes the following critical accounting policies effect its significant judgments and estimates used in the preparation of its consolidated financial statements:

Revenue Recognition – As discussed in Note 1 of the Notes to the Financial Statements, the Company recognizes revenues as advertising services are provided. Advertising revenue is recorded net of agency commissions.

Intangible Assets – The Company has significant intangible assets recorded on its balance sheet. Intangible assets primarily represent goodwill, site locations and customer relationships associated with the Company's acquisitions. Site locations and customer relationships are amortized using the straight-line method over their estimated lives ranging from five to fifteen years. Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. Effective January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets". The effect will be to eliminate the amortization expense for goodwill. As of December 31, 2001, the Company had net unamortized goodwill of $1,138 million and the adoption of SFAS No. 142 will decrease amortization expense, for this goodwill beginning in 2002 by approximately $91 million annually.

Accounting Estimates – Management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent liabilities. The Company bases its estimates on historical experience, reasonable assumptions and where applicable, established valuation techniques. Specifically, management has made critical estimates in the following areas:

> Allowance for Doubtful Accounts – The Company maintains allowances for doubtful accounts based on the payment patterns of its customers. Management analyzes historical results, the economic environment, changes in the credit worthiness of its customers, and other relevant factors in determining the adequacy of the Company's allowance.
>
> Long Lived Asset Recovery – Long-lived assets, consisting primarily of property, plant and equipment and intangibles comprise a significant portion of the Company's total assets. Long-lived assets, including goodwill and intangibles are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by that asset. The cash flow projections are based on historical experience, managements view of growth rates within the industry and the anticipated future economic environment. Cash flow models are also used to calculate intangible asset values from acquisition activity.
>
> Deferred Taxes - As of December 31, 2001, the Company has made the determination that its deferred tax assets, the primary component of which is the Company's net operating loss carryforward, are fully realizable due to the existence of certain deferred tax liabilities that are anticipated to reverse during the carryforward period. Accordingly, the Company has not recorded a valuation allowance to reduce its deferred tax assets. Should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

The following is a discussion of the consolidated financial condition and results of operations of the Company for the years ended December 31, 2001, 2000 and 1999. This discussion should be read in conjunction with the consolidated financial statements of the Company and the related notes.

OVERVIEW

The Company's net revenues, which represent gross revenues less commissions paid to advertising agencies that contract for the use of advertising displays on behalf of advertisers, are derived primarily from the sale of advertising on outdoor advertising displays owned and operated by the Company.

The Company has grown significantly during the last three years, primarily as the result of (i) internal growth in its existing outdoor advertising business, (ii) acquisitions of outdoor advertising businesses and structures, and (iii) the expansion of the Company's logo sign business. The Company's net advertising revenues increased by $284.9 million from $444.1 million for the year ended December 31, 1999 to $729.1 million for the year ended December 31, 2001, representing a compound annual growth rate of approximately 28%. During the same period, EBITDA increased $119.8 million from $206.7 million for the year ended December 31, 1999 to $326.5 million for the year ended December 31, 2001, representing a compound annual growth rate of approximately 26%.

The Company plans to continue a strategy of expanding through both internal growth and acquisitions. As a result of acquisitions, the operating performance of individual markets and of the Company as a whole are not necessarily comparable on a year-to-year basis. All recent acquisitions have been accounted for using the purchase method of accounting and, consequently, operating results from acquired operations are included from the respective dates of those acquisitions.

Since December 31, 2000, the Company has increased the number of outdoor advertising displays it operates by approximately 10% by completing over 100 strategic acquisitions of outdoor advertising and transit assets for an aggregate purchase price of approximately $331 million which included the issuance of 725,000 shares of Class A common stock valued at approximately $29 million. The Company has financed its recent acquisitions and intends to finance its acquisition activity from available cash, borrowings under its bank credit agreement and the issuance of Class A common stock. See "Liquidity and Capital Resources" below.

The Company relies on sales of advertising space for its revenues, and its operating results are therefore affected by general economic conditions, as well as trends in the advertising industry.

Growth of the Company's business requires expenditures for maintenance and capitalized costs associated with new billboard displays, logo sign and transit contracts, and the purchase of real estate and operating equipment. Capitalized expenditures were $77.2 million in 1999, $78.3 million in 2000 and $85.3 million in 2001. The following table presents a breakdown of capitalized expenditures for the past three years:

	In Thousands		
	1999	2000	2001
Outdoor	$51,724	$46,412	$53,486
Logos	11,270	10,595	8,222
Transit	1,015	5,225	6,447
Land and buildings	5,850	9,824	10,115
PP&E	7,327	6,248	7,050
Total capital expenditures	$77,186	$78,304	$85,320

The following table presents certain items in the Consolidated Statements of Operations as a percentage of net revenues for the years ended December 31, 2001, 2000 and 1999:

	Year ended December 31,		
	2001	2000	1999
Net revenues	100.0%	100.0%	100.0%
Operating expenses:			
Direct advertising expenses	34.5	31.6	32.2
General and administrative expenses	20.7	20.1	21.2
EBITDA (1)	44.8	48.3	46.5
Depreciation and amortization	48.9	46.3	39.9
Operating (loss) income	(3.9)	2.1	7.9
Interest expense	17.4	21.5	20.2
Other expense	17.3	21.2	19.9
Net loss	(14.9)	(13.7)	(10.0)

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and gain or loss on disposition of assets. It represents a measure which management believes is customarily used to evaluate the financial performance of companies in the media industry. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America and should not be considered an alternative to operating income or net earnings as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of its liquidity.

Year ended December 31, 2001 compared to year ended December 31, 2000

Total revenues increased $41.7 million or 6.1% to $729.1 million for the year ended December 31, 2001 from $687.3 million for the same period in 2000. This increase was predominantly attributable to (i) an increase in billboard net revenues of $43.4 million or 6.7%, (ii) a $2.7 million increase in logo sign revenue, which represents a 8.2% increase over the prior year, and (iii) offset by at $2.6 million decrease in transit revenue.

Operating expenses, exclusive of depreciation and amortization and gain on disposition of assets, increased $47.0 million or 13.2% to $402.5 million for the year ended December 31, 2001 from $355.5 million for the same period in 2000. This increase is primarily due to additional operating expenses associated with acquisitions made in 2001 and 2000 and increases in personnel, sign site rent, materials and overhead.

EBITDA decreased $5.3 million or 2% to $326.5 million for the year ended December 2001 from $331.8 million for the same period in 2000.

For year 2001 same store net revenue and EBITDA declined 1.8% and 8.2% respectively over year 2000 results. Same store is defined by the Company as outdoor markets owned and operated for twelve months or longer. The decline in same store net revenue and EBITDA was due primarily to adverse economic conditions in 2001. Advertisers spent less for product promotion during 2001 which resulted in fewer billboard units being sold over the previous year.

Depreciation and amortization expense increased $37.4 million or 11.8% from $318.1 million for the year ended December 31, 2000 to $355.5 million for the year ended December 31, 2001 as a result of an increase in capital assets resulting from the Company's recent acquisition activity.

Due to the above factors, operating income decreased $42.8 million or 291.2% from $14.7 million for the year ended December 31, 2000 to a $28.1 million operating loss for the year ended December 31, 2001.

Interest expense decreased $20.7 million from $147.6 million for the year ended December 31, 2000 to $126.4 million for the year ended December 31, 2001 as a result of declining interest rates for the year ended December 31, 2001 over the same period in 2000.

The decrease in operating income offset by the decrease in interest expense described above resulted in a $23.1 million increase in loss before income taxes, extraordinary item and cumulative effect of a change in accounting principle.

The increase in loss before income taxes, resulted in an increase in the income tax benefit of $8.6 million for the year ended December 31, 2001 over the same period in 2000. The effective tax rate for the year ended December 31, 2001 is 29.6% which is less than the statutory rates due to permanent difference resulting from non-deductible amortization of goodwill.

As a result of the foregoing factors, the Company recognized a net loss for the year ended December 31, 2001 of $108.6 million, as compared to a net loss of $94.1 million for the same period in 2000.

The Company currently anticipates difficult economic conditions to continue for at least the first two quarters of 2002. The guidance provided by the Company for the first quarter of 2002 translates into a same store decline in net revenue and EBITDA of approximately 4% and 13% respectively.

Year ended December 31, 2000 compared to year ended December 31, 1999

Total revenues increased $243.2 million or 54.8% to $687.3 million for the year ended December 31, 2000 from $444.1 million for the same period in 1999. This increase was predominantly attributable to (i) an increase in billboard net revenues of $234.7 million or 56.9%, which was attributable to the Company's acquisitions during 2000 and 1999 and internal growth within the Company's previously existing markets, and (ii) a $4.6 million increase in logo sign revenue, which represents a 16.5% increase over the prior year. The increase in logo sign revenue was due to the completion of development of the new logo sign contracts awarded in 2000 and 1999 and the continued expansion of the Company's existing logo sign contracts.

Operating expenses, exclusive of depreciation and amortization and gain on disposition of asset, increased $118.0 million or 49.7% to $355.5 million for the year ended December 31, 2000 from $237.5 million for the same period in 1999. This increase was the result of (i) an increase in personnel costs, sign site rent and other costs related to the increase in revenue and (ii) additional operating expenses related to the Company's recent acquisitions and the continued development of the logo sign business.

EBITDA increased $125.1 million or 61% to $331.8 million for the year ended December 31, 2000 from $206.7 million for the same period in 1999.

For year 2000 same store net revenue and EBITDA increased 9.0% and 14.0% respectively over year 1999 results. Same store is defined by the Company as outdoor markets owned and operated for twelve months or longer. This increase was primarily due to strong local advertising demand for the Company's billboard inventory.

Depreciation and amortization expense increased $141.0 million or 79.6% from $177.1 million for the year ended December 31, 1999 to $318.1 million for the year ended December 31, 2000 as a result of an increase in capital assets resulting from the Company's recent acquisition activity.

Due to the above factors, operating income decreased $20.3 million or 58.0% from $35.0 million for the year ended December 31, 1999 to $14.7 million for the year ended December 31, 2000.

Interest expense increased $58.0 million from $89.6 million for the year ended December 31, 1999 to $147.6 million for the year ended December 31, 2000 as a result of an entire year of interest expense related to the Company's 5 1/4% Convertible Notes due 2006 issued in August 1999, greater amounts outstanding under the bank credit agreement to finance recent acquisitions and an increase in interest rates during the period.

The decrease in operating income and the increase in interest expense described above resulted in a $78.0 million increase in loss before income taxes, extraordinary item and cumulative effect of a change in accounting principle.

The increase in loss before income taxes, resulted in an increase in the income tax benefit of $27.5 million for the year ended December 31, 2000 over the same period in 1999.

As a result of the foregoing factors, the Company recognized a net loss for the year ended December 31, 2000 of $94.1 million, as compared to a net loss of $44.5 million for the same period in 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically satisfied its working capital requirements with cash from operations and borrowings under its bank credit facility. The Company's acquisitions have been financed primarily with funds borrowed under its bank credit facility and issuance of its Class A common stock and debt securities.

The Company's net cash provided by operating activities increased to $190.6 million in fiscal 2001 due primarily to an increase in noncash items of $29.9 million, which includes an increase in depreciation and amortization of $37.4 million offset by a increase in deferred tax benefit of $9.4 million and an increase in the provision for doubtful accounts of $1.8 million as a result of an increase in bad debt expense of the same amount. There was also an increase in net loss of $14.5 million, a decrease in receivables of $3.8 million which represents a 4% increase while actual net revenues increased $41.7 million or 6% as compared to the prior period. In addition, there was a decrease in other assets of $1.9 million, an increase in trade accounts payable of $1.7 million, a decrease in accrued expenses of $10.5 million primarily due to the $5.0 million reduction in bonuses paid to management in 2001, and an increase in deferred income of $0.8 million. Net cash used in investing activities decreased $53.1 million from $435.6 million in 2000 to $382.5 million in 2001 primarily due to the decrease in merger and acquisition activity by the Company in the second half of 2001 that was caused by the worsening economy and the September 11 attacks. There was also a $7.0 million increase in capital expenditures, offset by an increase in proceeds from the sale of property and equipment of $2.1 million. Net cash provided by financing activities decreased $189.5 million in fiscal 2001 due to a $144.7 million decrease in proceeds from issuance of Class A common stock offset by a $16 million increase in borrowings from credit agreements. There was also a $61.7 million increase in principal payments of long-term debt due primarily to the principal payments required under the Company's bank credit agreement.

During the year ended December 31, 2001, the Company financed its acquisition activity of approximately $331.0 million with approximately $56.0 million remaining from the Company's equity offering in November 2000, borrowings under the Company's bank credit agreement and the issuance of approximately 725,000 shares of Class A common stock. The first principal payments of approximately $61.5 million under the Company's bank credit agreement became due during the second half of 2001. Amortization of principal continues in 2002 and until 2006 when the facility is fully repaid. At December 31, 2001, the Company had $210 million available under the revolving bank credit facility. Subsequent to year end, on January 11, 2002 the Company activated $200 million in new borrowings under the incremental facility of its bank credit agreement. The proceeds were used to reduce the balance of the revolving bank credit facility balance by $160 million and approximately $10 million was used for operations resulting in excess cash on hand of $30 million. Also on January 30, 2002, JP Morgan issued a standby letter of credit of approximately $3.2 million to benefit American Casualty Insurance Company, the provider of the Company's general liability and workman's compensation coverage. This issuance reduces the Company's availability under its revolving credit facility. After these transactions, availability under the revolving bank credit facility was approximately $347 million.

In the future the Company has principal reduction obligations and revolver commitment reductions under its bank credit agreement. In addition it has fixed commercial commitments. These commitments are detailed as follows:

			Payments Due by Period (in millions)			
Contractual Obligations		Balance at December 31, 2001	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long-Term Debt	$	1,811.6	66.6	283.9	888.4	572.7
Billboard site and building leases	$	744.7	98.7	166.2	124.9	354.9
Total Payments due	$	2,556.3	165.3	450.1	1,013.3	927.6

			Amount of Commitment Expiration Per Period			
Other Commercial Commitments		Total Amount Committed at December 31, 2001	Less than 1 Year	1 – 3 Years	4 - 5 Years	After 5 Years
Revolving Bank Facility (1)	$	350.0	35.0	140.0	175.0	--
Standby Letters of Credit	$	.3	.3	--	--	--

(1) The Company had $140 million outstanding at December 31, 2001.

The publicly issued Senior Subordinated 1996 and 1997 Notes are redeemable at the Company's option at any time on or after December 31, 2001 and September 15, 2002, respectively, at redemption prices specified by the indentures, and are required to be repurchased earlier in the event of a change of control of the Company. The indentures covering the 1996 and 1997 Notes include certain restrictive covenants which limit the Company's ability to incur additional debt, pay dividends and make other restricted payments, consummate certain transactions and other matters.

The Company is required to comply with certain covenants and restrictions under its bank credit agreement. If the Company fails to comply with certain tests, the payments as exhibited in the above table may be accelerated. At December 31, 2001 and currently the Company is in compliance with all such tests.

The Company believes that its current level of cash on hand, availability under its bank credit agreement and future cash flows from operations are sufficient to meet its operating needs through the year 2002. All debt obligations are on the Company's balance sheet.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The adoption of SFAS No. 141 as of July 1, 2001 had no impact on the Company's financial statements.

The Company is required to adopt the provisions of SFAS No. 142 effective January 1, 2002. Furthermore, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full was not amortized but continues to be evaluated for impairment in accordance with the appropriate pre-Statement 142 literature. As of December 31, 2001, the Company had unamortized goodwill of approximately $1.1 billion which will be subject to the transition provisions of SFAS No. 142. In accordance with the transitional provisions of SFAS No. 142 effective July 1, 2001 any goodwill resulting from acquisitions closed after July 1, 2001 was not amortized.

In August, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002.

Lamar Media Corp.

On July 20, 1999, Lamar Advertising Company completed a corporate reorganization to create a new holding company structure. The reorganization was accomplished through a merger under section 251(g) of the Delaware General Corporation Law. At the effective time of the merger, all stockholders of Lamar Advertising Company became stockholders in a new holding company and Lamar Advertising Company became a wholly-owned subsidiary of the new holding company. The new holding company took the Lamar Advertising Company name and the old Lamar Advertising Company was renamed Lamar Media Corp. In the merger, all outstanding shares of old Lamar Advertising Company's capital stock were converted into shares of the new holding company with the same voting powers, designations, preferences and rights, and the same qualifications, restrictions and limitations, as the shares of old Lamar Advertising Company.

The following is a discussion of the consolidated financial condition and results of operations of Lamar Media for the years ended December 31, 2001, 2000 and 1999. This discussion should be read in conjunction with the consolidated financial statements of Lamar Media and the related notes.

Year ended December 31, 2001 compared to year ended December 31, 2000

Total revenues increased $41.7 million or 6.1% to $729.1 million for the year ended December 31, 2001 from $687.3 million for the same period in 2000. This increase was predominantly attributable to (i) an increase in billboard net revenues of $43.4 million or 6.7%, which was generated by acquisitions during 2001 and 2000, and (ii) a $2.7 million increase in logo sign revenue, which represents a 8.2% increase over the prior year, and (iii) offset by at $2.6 million decrease in transit revenue.

Operating expenses, exclusive of depreciation and amortization and gain on disposition of assets, increased $47.5 million or 13.4% to $402.3 million for the year ended December 31, 2001 from $354.8 million for the same period in 2000. This increase is primarily due to additional operating expenses associated with acquisitions made in 2001 and 2000 and increases in personnel, sign site rent, materials and overhead.

EBITDA decreased $5.8 million or 2% to $326.8 million for the year ended December 2001 from $332.6 million for the same period in 2000.

For year 2001 same store net revenue and EBITDA declined 1.8% and 8.2% respectively over year 2000 results. Same store is defined by the Company as outdoor markets owned and operated for twelve months or longer. The decline in same store net revenue and EBITDA was due primarily to adverse economic conditions in 2001. Advertisers spent less for product promotion during 2001 which resulted in fewer billboard units being sold over the previous year.

Depreciation and amortization expense increased $36.3 million or 11.5% from $315.5 million for the year ended December 31, 2000 to $351.8 million for the year ended December 31, 2001 as a result of an increase in capital assets resulting from Lamar Media's recent acquisition activity.

Due to the above factors, operating income decreased $42.1 million or 232.6% from $18.1 million for the year ended December 31, 2000 to a $24.0 million operating loss for the year ended December 31, 2001.

Interest expense decreased $34.6 million from $147.6 million for the year ended December 31, 2000 to $113.0 million for the year ended December 31, 2001 as a result of declining interest rates for the twelve months ending December 31, 2001 over the same period in 2000.

The decrease in operating income offset by the decrease in interest expense described above resulted in a $8.6 million increase in loss before income taxes, extraordinary item and cumulative effect of a change in accounting principle.

The increase in loss before income taxes, resulted in an increase in the income tax benefit of $3.0 million for the year ended December 31, 2001 over the same period in 2000. The effective tax rate for the year ended December 31, 2001 is 28.4% which is less than the statutory rates due to the permanent differences resulting from nondeductible amortization of goodwill.

As a result of the foregoing factors, Lamar Media recognized a net loss for the year ended December 31, 2001 of $97.6 million, as compared to a net loss of $91.9 million for the same period in 2000.

The Company currently anticipates difficult economic conditions to continue for at least the first two quarters of 2002. The guidance provided by the Company for the first quarter of 2002 translates into a same store decline in net revenue and EBITDA of approximately 4% and 13% respectively.

Year ended December 31, 2000 compared to year ended December 31, 1999

Total revenues increased $243.2 million or 54.8% to $687.3 million for the year ended December 31, 2000 from $444.1 million for the same period in 1999. This increase was predominantly attributable to (i) an increase in billboard net revenues of $234.7 million or 56.9%, which was attributable to Lamar Media's acquisitions during 2000 and 1999 and internal growth within Lamar Media's previously existing markets, and (ii) a $4.6 million increase in logo sign revenue, which represents a 16.5% increase over the prior year. The increase in logo sign revenue was due to the completion of development of the new logo sign contracts awarded in 2000 and 1999 and the continued expansion of Lamar Media's existing logo sign contracts.

Operating expenses, exclusive of depreciation and amortization and gain on disposition of assets, increased $117.4 million or 49.5% to $354.8 million for the year ended December 31, 2000 from $237.4 million for the same period in 1999. This increase was the result of (i) an increase in personnel costs, sign site rent and other costs related to the increase in revenue and (ii) additional operating expenses related to Lamar Media's recent acquisitions and the continued development of the logo sign business.

EBITDA increased $125.8 million or 61% to $332.6 million for the year ended December 31, 2000 from $206.8 million for the same period in 1999.

For year 2000 same store net revenue and EBITDA increased 9.0% and 14.0% respectively over year 1999 results. Same store is defined by the Company as outdoor markets owned and operated for twelve months or longer. This increase was primarily due to strong local advertising demand for the Company's billboard inventory.

Depreciation and amortization expense increased $139.3 million or 79.0% from $176.2 million for the year ended December 31, 1999 to $315.5 million for the year ended December 31, 2000 as a result of an increase in capital assets resulting from Lamar Media's recent acquisition activity.

Due to the above factors, operating income decreased $17.9 million or 49.7% from $36.0 million for the year ended December 31, 1999 to $18.1 million for the year ended December 31, 2000.

Interest expense increased $58.0 million from $89.6 million for the year ended December 31, 1999 to $147.6 million for the year ended December 31, 2000 as a result of interest expense on Lamar Media's obligation to Lamar Advertising Company and greater amounts outstanding under the new bank credit agreement to finance recent acquisitions.

The decrease in operating income and the increase in interest expense described above resulted in a $75.6 million increase in loss before income taxes, extraordinary item and cumulative effect of a change in accounting principle.

The increase in loss before income taxes, resulted in an increase in the income tax benefit of $26.6 million for the year ended December 31, 2000 over the same period in 1999.

As a result of the foregoing factors, Lamar Media recognized a net loss for the year ended December 31, 2000 of $91.9 million, as compared to a net loss of $43.9 million for the same period in 1999.

FACTORS AFFECTING FUTURE OPERATING RESULTS

Because the Company has significant fixed payments on it's debt, it may lack sufficient cash flow to operate its business as it has in the past and may need to borrow money in the future to make these payments and operate its business.

The Company has borrowed substantial amounts of money in the past and may borrow more money in the future. At December 31, 2001, Lamar Advertising Company had approximately $287.5 million of convertible notes outstanding. At December 31, 2001, Lamar Media had approximately $1.5 billion of debt outstanding consisting of approximately $979 million in bank debt, $538 million in various series of senior subordinated notes and $7 million in various other short-term and long-term debt.

A large part of the Company's cash flow from operations must be used to make principal and interest payments on its debt. If the Company's operations make less money in the future, it may need to borrow to make these payments. In addition, the Company finances most of its acquisitions through borrowings under Lamar Media's bank credit facility which as of December 31, 2001 had a total committed amount of $1.19 billion in term, incremental and revolving credit loans. As of December 31, 2001, the Company had approximately $210 million available to borrow under this credit facility. Since its borrowing capacity under its credit facility is limited, the Company may not be able to continue to finance future acquisitions at its historical rate with borrowings under its credit facility. The Company may need to borrow additional amounts or seek other sources of financing to fund future acquisitions. The Company cannot guarantee that such additional financing will be available on favorable terms. The Company may need the consent of the banks under its credit facility, or the holders of other indebtedness, to borrow additional money.

Restrictions in the Company's, and its wholly-owned, direct subsidiary, Lamar Media's debt agreements reduce operating flexibility and contain covenants and restrictions that create the potential for defaults.

The terms of the indenture relating to Lamar Advertising's outstanding notes, Lamar Media's bank credit facility and the indentures relating to Lamar Media's outstanding notes restrict, among other things, the ability of Lamar Advertising and Lamar Media to:

- dispose of assets;
- incur or repay debt;
- create liens;
- make investments; and
- pay dividends.

Lamar Media's ability to make distributions to Lamar Advertising is also restricted under the terms of these agreements. Under Lamar Media's bank credit facility the Company must maintain specified financial ratios and levels including:

- interest coverage;
- fixed charges ratios;
- senior debt ratios; and
- total debt ratios.

If Lamar Advertising fails to comply with these tests, the lenders have the right to cause all amounts outstanding under the bank credit facility to become immediately due. If this were to occur, and the lenders decide to exercise their right to accelerate the indebtedness, it would create serious financial problems for the Company. The Company's ability to comply with these restrictions, and any similar restrictions in future agreements, depends on its operating performance. Because its performance is subject to prevailing economic, financial and business conditions and other factors that are beyond the Company's control, it may be unable to comply with these restrictions in the future.

The Company's business could be hurt by changes in economic and advertising trends.

The Company sells advertising space to generate revenues. A decrease in demand for advertising space could adversely affect the Company's business. General economic conditions and trends in the advertising industry affect the amount of advertising space purchased. A reduction in money spent on its displays could result from:

- a general decline in economic conditions;
- a decline in economic conditions in particular markets where the Company conducts business;
- a reallocation of advertising expenditures to other available media by significant users of the Company's displays; or
- a decline in the amount spent on advertising in general.

The Company's operations are impacted by the regulation of outdoor advertising.

The Company's operations are significantly impacted by federal, state and local government regulation of the outdoor advertising business.

The federal government conditions federal highway assistance on states imposing location restrictions on the placement of billboards on primary and interstate highways. Federal laws also impose size, spacing and other limitations on billboards. Some states have adopted standards more restrictive than the federal requirements. Local governments generally control billboards as part of their zoning regulations. Some local governments have enacted ordinances which require removal of billboards by a future date. Others prohibit the construction of new billboards and the reconstruction of significantly damaged billboards, or allow new construction only to replace existing structures.

Local laws which mandate removal of billboards at a future date often do not provide for payment to the owner for the loss of structures that are required to be removed. Some federal and state laws require payment of compensation in such circumstances. Local laws that require the removal of a billboard without compensation have been challenged in state and federal courts with conflicting results. Accordingly, the Company may not be successful in negotiating acceptable arrangements when the Company's displays have been subject to removal under these types of local laws.

Additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past. Additional regulations or changes in the current laws regulating and affecting outdoor advertising at the federal, state or local level may have a material adverse effect on the Company's results of operations.

The Company's continued growth by acquisitions may become more difficult and involves costs and uncertainties.

The Company has substantially increased its inventory of advertising displays through acquisitions. The Company's operating strategy involves making purchases in markets where it currently competes as well as in new markets. However, the following factors may affect the Company's ability to continue to pursue this strategy effectively.

- The outdoor advertising market has been consolidating, and this may adversely affect the Company's ability to find suitable candidates for purchase.

- The Company is also likely to face increased competition from other outdoor advertising companies for the companies or assets it wishes to purchase. Increased competition may lead to higher prices for outdoor advertising companies and assets and decrease those it is able to purchase.

- The Company does not know if it will have sufficient capital resources to make purchases, obtain any required consents from the Company's lenders, or find acquisition opportunities with acceptable terms.

- The Company must integrate newly acquired assets into its existing operations. From January 1, 2001 to December 31, 2001, the Company completed over 100 transactions involving the purchase of complementary outdoor advertising assets. The process of integrating these acquisitions may result in unforeseen difficulties and could require significant time and attention from Lamar's management that would otherwise be directed at developing its existing business. Further, Lamar cannot be certain that the benefits and cost savings that it anticipates from these purchases will develop.

The Company faces competition from larger and more diversified outdoor advertisers and other forms of advertising that could hurt its performance.

The Company cannot be sure that in the future it will compete successfully against the current and future forms of outdoor advertising and other media. The competitive pressure that it faces could adversely affect its profitability or financial performance.

Although Lamar Advertising is the largest company focusing exclusively on outdoor advertising, it faces competition from larger companies with more diversified operations that also include radio and other broadcast media. The Company also faces competition from other forms of media, including television, radio, newspapers and direct mail advertising. It must also compete with an increasing variety of other out-of-home advertising media that include advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains and buses.

In the Company's logo sign business, it currently faces competition for state-awarded service contracts from two other logo sign providers as well as local companies. Initially, the Company competed for state-awarded service contracts as they are privatized. Because these contracts expire after a limited time, the Company must compete to keep its existing contracts each time they are up for renewal.

If the Company's contingency plans relating to hurricanes fail, the resulting losses could hurt the Company's business.

Although the Company has developed contingency plans designed to deal with the threat posed to advertising structures by hurricanes, it cannot guarantee that these plans will work. If these plans fail, significant losses could result.

A significant portion of its structures is located in the Mid-Atlantic and Gulf Coast regions of the United States. These areas are highly susceptible to hurricanes during the late summer and early fall. In the past, the Company has incurred significant losses due to severe storms. These losses resulted from structural damage, overtime compensation, loss of billboards that could not be replaced under applicable laws and reduced occupancy because billboards were out of service.

The Company has determined that it is not economical to obtain insurance against losses from hurricanes and other storms. Instead, the Company has developed contingency plans to deal with the threat of hurricanes. For example, the Company attempts to remove the advertising faces on billboards at the onset of a storm, when possible, which permits the structures to better withstand high winds during a storm. The Company then replaces these advertising faces after the storm has passed. However, these plans may not be effective in the future and, if they are not, significant losses may result.

The Company's logo sign contracts are subject to state award and renewal.

A portion of the Company's revenues and operating income come from its state-awarded service contracts for logo signs. The Company cannot predict what remaining states, if any, will start logo sign programs or convert state-run logo sign programs to privately operated programs. The Company competes with other parties for new state-awarded service contracts for logo signs. Even when it is awarded such a contract, the award may be challenged under state contract bidding requirements. If an award is challenged, the Company may incur delays and litigation costs.

Generally, state-awarded logo sign contracts have a term, including renewal options, of ten to twenty years. Some states have the right to terminate a contract early, but in most cases must pay compensation to the logo sign provider for early termination. Typically, at the end of the term of the contract, ownership of the structures is transferred to the state without compensation to the logo sign provider. Of the Company's 21 logo sign contracts in place at December 31, 2001, one remains subject to renewal in June 2002 and one is scheduled to terminate in December 2002. There is no guarantee that the Company will be able to obtain new logo sign contracts or renew its existing contracts. In addition, after a new state-awarded logo contract is received, the Company generally incurs significant start-up costs. The Company cannot guarantee that it will continue to have access to the capital necessary to finance those costs.

The Company's operations could be affected by the loss of key executives.

The Company's success depends to a significant extent upon the continued services of its executive officers and other key management and sales personnel. Although the Company has designed it's incentive and compensation programs to retain key employees, the Company has no employment contracts with any employees and none of the executive officers have signed non-compete agreements. The Company does not maintain key man insurance on its executives. If any of the Company's executive officers or other key management and sales personnel stopped working with the Company in the future, it could have an adverse effect on its business.

INFLATION

In the last three years, inflation has not had a significant impact on the Company.

SEASONALITY

The Company's revenues and operating results have exhibited some degree of seasonality in past periods. Typically, the Company experiences its strongest financial performance in the summer and fall and its lowest in the first quarter of the calendar year. The Company expects this trend to continue in the future. Because a significant portion of the Company's expenses is fixed, a reduction in revenues in any quarter is likely to result in a period to period decline in operating performance and net earnings.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Lamar Advertising Company and Lamar Media Corp.

Lamar Advertising Company is exposed to interest rate risk in connection with variable rate debt instruments issued by its wholly-owned subsidiary Lamar Media Corp. The information below summarizes the Company's interest rate risk associated with its principal variable rate debt instruments outstanding at December 31, 2001, and should be read in conjunction with Note 8 of the Notes to the Company's Consolidated Financial Statements.

Loans under Lamar Media Corp.'s bank credit agreement bear interest at variable rates equal to the JPMorgan Chase Prime Rate or LIBOR plus the applicable margin. Because the JPMorgan Chase Prime Rate or LIBOR may increase or decrease at any time, the Company is exposed to market risk as a result of the impact that changes in these base rates may have on the interest rate applicable to borrowings under the bank credit agreement. Increases in the interest rates applicable to borrowings under the bank credit agreement would result in increased interest expense and a reduction in the Company's net income and after tax cash flow.

At December 31, 2001, there was approximately $979 million of aggregate indebtedness outstanding under the bank credit agreement, or approximately 56.1% of the Company's outstanding long-term debt on that date, bearing interest at variable rates. The aggregate interest expense for 2001 with respect to borrowings under the bank credit agreement was $61.0 million, and the weighted average interest rate applicable to borrowings under this credit facility during 2001 was 6.5%. Assuming that the weighted average interest rate was 200-basis points higher (that is 8.5% rather than 6.5%), then the Company's 2001 interest expense would have been approximately $19.7 million higher resulting in a $12.0 million increase in the Company's 2001 net loss and decrease in the Company's after tax cash flow.

The Company has mitigated the interest rate risk resulting from its variable interest rate long-term debt instruments by issuing fixed rate long-term debt instruments and maintaining a balance over time between the amount of the Company's variable rate and fixed rate indebtedness. In addition, the Company has the capability under the bank credit agreement to fix the interest rates applicable to its borrowings at an amount equal to LIBOR plus the applicable margin for periods of up to twelve months, which would allow the Company to mitigate the impact of short-term fluctuations in market interest rates. In the event of an increase in interest rates, the Company may take further actions to mitigate its exposure. The Company cannot guarantee, however, that the actions that it may take to mitigate this risk will be feasible or that, if these actions are taken, that they will be effective.

ITEM 8. FINANCIAL STATEMENTS (following on next page)

Independent Auditors' Report

Board of Directors
Lamar Advertising Company:

We have audited the accompanying consolidated balance sheets of Lamar Advertising Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lamar Advertising Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the consolidated financial statements, the Company changed its method of accounting for the costs of start-up activities in 1999.

As discussed in Note 17 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

KPMG LLP

New Orleans, Louisiana
February 8, 2002

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2001 and 2000
(In thousands, except share and per share data)

ASSETS	2001	2000
Current assets:		
Cash and cash equivalents	$ 12,885	$ 72,340
Receivables, net	95,135	91,674
Prepaid expenses	27,176	23,164
Other current assets	8,019	8,738
Total current assets	143,215	195,916
Property, plant and equipment (note 4)	1,777,399	1,630,866
Less accumulated depreciation and amortization	(451,686)	(335,991)
Net property plant and equipment	1,325,713	1,294,875
Intangible assets (note 5)	2,179,475	2,129,733
Other assets - non-current	17,304	17,249
Total assets	$ 3,665,707	$ 3,637,773
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 10,048	$ 9,918
Current maturities of long-term debt (note 8)	66,559	66,814
Accrued expenses (note 7)	33,674	40,724
Deferred income	11,618	11,005
Total current liabilities	121,899	128,461
Long-term debt (note 8)	1,745,026	1,671,466
Deferred income taxes (note 9)	118,837	140,452
Other liabilities	7,724	7,939
Total liabilities	1,993,486	1,948,318
Stockholders' equity (note 11):		
Series AA preferred stock, par value $.001, $63.80 cumulative dividends, authorized 5,720 shares; 5,719 shares issued and outstanding at 2001 and 2000	--	--
Class A preferred stock, par value $638, $63.80 cumulative dividends, 10,000 shares authorized, 0 shares issued and outstanding at 2001 and 2000	--	--
Class A common stock, par value $.001, 175,000,000 shares authorized, 82,899,800 and 80,101,793 shares issued and outstanding at 2001 and 2000, respectively	83	80
Class B common stock, par value $.001, 37,500,000 shares authorized, 16,611,835 and 17,000,000 shares issued and outstanding at 2001 and 2000, respectively	17	17
Additional paid-in capital	1,963,065	1,871,303
Accumulated deficit	(290,944)	(181,945)
Stockholders' equity	1,672,221	1,689,455
Total liabilities and stockholders' equity	$ 3,665,707	$ 3,637,773

See accompanying notes to consolidated financial statements.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2001, 2000 and 1999
(In thousands, except share and per share data)

	2001	2000	1999
Net revenues:	$ 729,050	$ 687,319	$ 444,135
Operating expenses:			
Direct advertising expenses	251,483	217,465	143,090
General and administrative expenses	151,048	138,072	94,372
Depreciation and amortization	355,529	318,096	177,138
Gain on disposition of assets	(923)	(986)	(5,481)
	757,137	672,647	409,119
Operating (loss) income	(28,087)	14,672	35,016
Other expense (income):			
Interest income	(640)	(1,715)	(1,421)
Interest expense	126,861	147,607	89,619
	126,221	145,892	88,198
Loss before income taxes, extraordinary item and cumulative effect of a change in accounting principle	(154,308)	(131,220)	(53,182)
Income tax benefit (note 9)	(45,674)	(37,115)	(9,596)
Loss before extraordinary item and cumulative effect of a change in accounting principle	(108,634)	(94,105)	(43,586)
Extraordinary loss on debt extinguishment, net of income tax benefit of $117	--	--	(182)
Loss before cumulative effect of a change in accounting principle	(108,634)	(94,105)	(43,768)
Cumulative effect of a change in accounting principle	--	--	(767)
Net loss	(108,634)	(94,105)	(44,535)
Preferred stock dividends	(365)	(365)	(365)
Net loss applicable to common stock	$(108,999)	$(94,470)	$(44,900)
Loss per common share - basic and diluted:			
Loss before extraordinary item and accounting change	$(1.11)	$(1.04)	$(.64))
Extraordinary loss on debt extinguishment	--	--	--
Cumulative effect of a change in accounting principle	--	--	(.01)
Net loss per common share	$(1.11)	$(1.04)	$(.65)
Weighted average common shares outstanding	98,566,949	91,164,884	69,115,764
Incremental common shares from dilutive stock options	--	--	--
Incremental common shares from convertible debt	--	--	--
Weighted average common shares assuming dilution	98,566,949	91,164,884	69,115,764

See accompanying notes to consolidated financial statements.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2001, 2000 and 1999
(In thousands, except per share data)

	SERIES AA PREFERRED STOCK	CLASS A PREFERRED STOCK	CLASS A COMMON STOCK	CLASS B COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
Balance, December 31, 1998	$ --	3,649	43	18	505,644	(42,575)	466,779
Issuance of 26,407,650 shares of common stock	--	--	26	--	954,946	--	954,972
Exercise of stock options	--	--	1	--	14,677	--	14,678
Conversion of 250,000 shares of Class B common stock to Class A common stock	--	--	1	(1)	--	--	--
Conversion of Class A preferred stock into Series AA preferred stock	--	(3,649)	--	--	3,649	--	--
Net loss	--	--	--	--	--	(44,535)	(44,535)
Dividends ($63.80 per preferred share)	--	--	--	--	--	(365)	(365)
Balance, December 31, 1999	$ --	--	71	17	1,478,916	(87,475)	1,391,529
Issuance of 4,238,416 shares of common stock in acquisitions	--	--	4	--	185,599	--	185,603
Exercise of stock options	--	--	--	--	7,471	--	7,471
Conversion of 449,997 shares of Class B common stock to Class A common stock	--	--	--	--	--	--	--
Issuance of 37,510 shares of common stock through employee purchase plan	--	--	--	--	1,261	--	1,261
Issuance of 4,500,000 shares of common stock for cash	--	--	5	--	198,056	--	198,061
Net loss	--	--	--	--	--	(94,105)	(94,105)
Dividends ($63.80 per preferred share)	--	--	--	--	--	(365)	(365)
Balance, December 31, 2000	$ --	--	80	17	1,871,303	(181,945)	1,689,455
Issuance of 725,000 shares of common stock in acquisitions	--	--	1	--	28,999	--	29,000
Exercise of stock options	--	--	1	--	12,941	--	12,942
Conversion of 388,165 shares of Class B common stock to stock to Class A common stock	--	--	--	--	--	--	--
Issuance of 59,599 shares of common stock through employee purchase plan	--	--	--	--	1,823	--	1,823
Issuance of 1,200,000 shares of common stock for cash	--	--	1	--	47,999	--	48,000
Net loss	--	--	--	--	--	(108,634)	(108,634)
Dividends ($63.80 per preferred share)	--	--	--	--	--	(365)	(365)
Balance, December 31, 2001	$ --	--	83	17	1,963,065	(290,944)	1,672,221

See accompanying notes to consolidated financial statements.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999
(In thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net loss	$(108,634)	$(94,105)	$(44,535)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	355,529	318,096	177,138
Gain on disposition of assets	(923)	(986)	(5,481)
Cumulative effect of accounting change	--	--	767
Deferred tax benefit	(46,387)	(36,974)	(13,579)
Provision for doubtful accounts	7,794	5,991	4,065
Changes in operating assets and liabilities:			
(Increase) decrease in:			
Receivables	(9,413)	(13,232)	(19,091)
Prepaid expenses	(1,321)	(1,371)	782
Other assets	2,192	349	(4,337)
Increase (decrease) in:			
Trade accounts payable	131	(1,574)	3,438
Accrued expenses	(8,287)	2,175	18,597
Deferred income	(173)	(964)	(7,184)
Other liabilities	124	196	(29)
Net cash provided by operating activities	190,632	177,601	110,551
Cash flows from investing activities:			
Capital expenditures	(85,320)	(78,304)	(77,186)
Purchase of new markets	(302,067)	(360,118)	(881,067)
Proceeds from sale of property and equipment	4,916	2,827	7,603
Net cash used in investing activities	(382,471)	(435,595)	(950,650)
Cash flows from financing activities:			
Net proceeds from issuance of common stock	60,368	205,098	7,418
Proceeds from issuance of long-term debt	--	--	279,594
Principle payments on long-term debt	(67,046)	(5,330)	(79,667)
Debt issuance costs	(573)	(1,470)	(13,077)
Net borrowing under credit agreements	140,000	124,000	526,000
Dividends	(365)	(365)	(365)
Net cash provided by financing activities	132,384	321,933	719,903
Net (decrease) increase in cash and cash equivalents	(59,455)	63,939	(120,196)
Cash and cash equivalents at beginning of period	72,340	8,401	128,597
Cash and cash equivalents at end of period	$ 12,885	$ 72,340	$ 8,401
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 128,434	$ 147,875	$ 83,837
Cash paid for state and federal income taxes	$ 1,189	$ 1,936	$ 6,919

See accompanying notes to consolidated financial statements.

(1) Significant Accounting Policies

(a) Nature of Business

Lamar Advertising Company (the Company) is engaged in the outdoor advertising business operating over 144,000 outdoor advertising displays in 44 states. The Company's operating strategy is to be the leading provider of outdoor advertising services in the markets it serves.

In addition, the Company operates a logo sign business in 21 states throughout the United States and in 1 province of Canada. Logo signs are erected pursuant to state-awarded service contracts on public rights-of-way near highway exits and deliver brand name information on available gas, food, lodging and camping services. Included in the Company's logo sign business are tourism signing contracts.

(b) Principles of Consolidation

The accompanying consolidated financial statements include Lamar Advertising Company, its wholly-owned subsidiary, Lamar Media Corp. (Lamar Media), and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

(c) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets.

(d) Intangible Assets

Intangible assets, consisting primarily of goodwill, site locations, customer lists and contracts, and non-competition agreements are amortized using the straight-line method over the assets estimated useful lives, generally from 5 to 15 years.

Debt issuance costs are deferred and amortized over the terms of the related credit facilities using the interest method.

(e) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of". SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company assesses the recoverability of enterprise level goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted future results of the Company's operations. The amount of enterprise-level goodwill impairment, if any, is measured based on projected discounted future results using a discount rate reflecting the Company's average cost of funds.

(f) Deferred Income

Deferred income consists principally of advertising revenue received in advance and gains resulting from the sale of certain assets to related parties. Deferred advertising revenue is recognized in income as services are provided over the term of the contract. Deferred gains are recognized in income in the consolidated financial statements at the time the assets are sold to an unrelated party or otherwise disposed of.

(g) Revenue Recognition

The Company recognizes revenue from outdoor and logo sign advertising contracts, net of agency commissions, on an accrual basis ratably over the term of the contracts, as advertising services are provided.

(Dollars in thousands, except share and per share data)

(h) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Earnings Per Share

Earnings per share are computed in accordance with SFAS No. 128, "Earnings Per Share". The calculation of basic earnings per share excludes any dilutive effect of stock options and convertible debt, while diluted earnings per share includes the dilutive effect of stock options and convertible debt. The number of potentially dilutive shares excluded from the calculation because of their anti-dilutive effect are 6,834,065 and 6,807,708 and 3,017,724 for the years ended December 31, 2001, 2000 and 1999, respectively.

(j) Stock Option Plan

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 has been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(k) Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

(l) Reclassification of Prior Year Amounts

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net loss.

(m) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Acquisitions

Year Ended December 31, 1999

On January 5, 1999, the Company purchased all of the outdoor advertising assets of American Displays, Inc. for a cash purchase price of approximately $14,500.

On February 1, 1999, the Company purchased all of the outdoor advertising assets of KJS, LLC for a cash purchase price of $40,500.

On April 1, 1999, the Company purchased all of the assets of Frank Hardie, Inc. for a cash purchase price of approximately $20,300.

On June 1, 1999, the Company purchased the assets of Vivid, Inc. for a cash purchase price of approximately $22,100.

(Dollars in thousands, except share and per share data)

On September 15, 1999, Lamar Media Corp. purchased the capital stock of Chancellor Media Outdoor Corporation and Chancellor Media Whiteco Outdoor Corporation, (Chancellor Outdoor) for a combination of approximately $703,000 in cash and 26,227,273 shares of Class A common stock valued at approximately $947,000. The stock purchase agreement also contains a post-closing adjustment in the event that the net working capital of Chancellor Outdoor as shown on the closing balance sheet is greater or less than $12,000. As of December 31, 1999, the working capital adjustment to be paid by the Company is $15,750, and is included in accrued expenses in the accompanying balance sheet.

During the year ended December 31, 1999, the Company completed 72 additional acquisitions of outdoor advertising and transit assets for an aggregate cash purchase price of approximately $93,873 and the issuance of 180,377 shares of Class A common stock valued at approximately $7,981.

Each of these acquisitions were accounted for under the purchase method of accounting, and, accordingly, the accompanying financial statements include the results of operations of each acquired entity from the date of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based on fair market value at the dates of acquisition. The following is a summary of the allocation of the purchase price in the above transactions.

	CURRENT ASSETS	PROPERTY, PLANT & EQUIP	GOODWILL	OTHER INTANGIBLES	CURRENT LIABILITIES	LONG-TERM LIABILITIES
American Displays	$ 87	899	10,532	3,277	284	--
KJS, LLC	20	9,468	30,543	4,489	2,079	1,921
Frank Hardie	187	6,582	10,464	3,630	525	--
Vivid, Inc.	357	9,706	8,526	4,085	593	--
Chancellor	39,242	645,151	298,486	779,944	6,014	106,102
Other	310	22,411	74,976	8,678	1,301	3,218
	$ 40,203	694,217	433,527	804,103	10,796	111,241

Year Ended December 31, 2000

On January 14, 2000, the Company purchased all of the outstanding common stock of Aztec Group, Inc. for a purchase price of approximately $34,485. The purchase price consisted of approximately $5,259 cash and the issuance of 481,481 shares of Lamar Advertising Company Class A common stock valued at approximately $29,226.

On March 31, 2000, the Company purchased the assets of an outdoor company in the Company's Northeast Region for a cash purchase price of approximately $33,605.

Effective May 1, 2000, the Company purchased all of the outstanding common stock of Outdoor West, Inc. for a total cash purchase price of approximately $39,287.

On May 24, 2000, the Company purchased all of the outstanding common stock of Advantage Outdoor Company, Inc. for a cash purchase price of approximately $76,764 and the issuance of 2,300,000 shares of Lamar's Class A common stock valued at approximately $92,805.

On July 1, 2000, the Company purchased the stock of Tyler Media Group, Inc. for a purchase price of approximately $30,937. The purchase price consisted of approximately $4,478 cash and the issuance of 611,764 shares of Lamar Advertising Company Class A common stock valued at approximately $26,459.

On July 21, 2000, the Company purchased the assets of Root Outdoor Advertising, Inc. for a total cash purchase price of approximately $41,059.

During the year ended December 31, 2000, the Company completed 97 additional acquisition of outdoor advertising assets for a total purchase price of approximately $187,416. The purchase price included the issuance of 845,171 shares of Lamar Advertising Company Class A common stock valued at approximately $37,113.

(Dollars in thousands, except share and per share data)

Each of these acquisitions were accounted for under the purchase method of accounting, and, accordingly, the accompanying financial statements include the results of operations of each acquired entity from the date of acquisition. The acquisition costs have been allocated to assets acquired and liabilities assumed based on fair market value at the dates of acquisition. The following is a summary of the preliminary allocation of the acquisition costs in the above transactions.

	CURRENT ASSETS	PROPERTY, PLANT & EQUIP	GOODWILL	OTHER INTANGIBLES	CURRENT LIABILITIES	LONG-TERM LIABILITIES
Aztec Group, Inc.	$ 500	8,279	21,879	10,526	827	5,872
Northeast Region Acquisition	480	2,604	16,804	14,102	385	--
Outdoor West	1,131	9,187	21,297	17,222	675	8,875
Advantage Outdoor	3,256	65,534	78,846	58,442	4,456	32,053
Tyler Media Group, Inc.	378	16,241	12,876	11,123	--	9,681
Root Outdoor Adv. Inc.	1,632	9,098	8,266	23,092	1,029	--
Other	2,497	56,583	81,303	61,110	1,550	12,527
	$ 9,874	167,526	241,271	195,617	8,922	69,008

Year Ended December 31, 2001

On January 1, 2001, the Company purchased the assets of two outdoor advertising companies, American Outdoor Advertising, LLC and Appalachian Outdoor Advertising Co., Inc. for a total cash purchase price of approximately $31,500 and $20,000, respectively.

On February 1, 2001, the Company purchased all of the outstanding common stock of Bowlin Outdoor Advertising and Travel Centers, Inc. for a total purchase price of approximately $45,650. The purchase price consisted of approximately $16,650 cash and the issuance of 725,000 shares of Lamar Advertising Company Class A common stock valued at $29,000.

On April 1, 2001, the Company purchased all of the outstanding common stock of DeLite Outdoor Advertising, LLC and DeLite Outdoor Advertising, Inc. for a cash purchase price of approximately $43,000.

On April 1, 2001, the Company purchased certain assets of PNE Media, LLC for a cash purchase price of approximately $21,000.

On August 2, 2001, the Company purchased the assets of Capital Outdoor, Inc. for a cash purchase price of approximately $30,000.

During the year ended December 31, 2001, the company completed 101 additional acquisitions of outdoor advertising and transit assets for an aggregate cash purchase price of approximately $138,750.

Each of these acquisitions were accounted for under the purchase method of accounting, and, accordingly, the accompanying financial statements include the results of operations of each acquired entity from the date of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based on fair market value at the dates of acquisition. The following is a summary of the allocation of the purchase price in the above transactions.

(Dollars in thousands, except share and per share data)

	CURRENT ASSETS	PROPERTY, PLANT & EQUIP	GOODWILL	OTHER INTANGIBLES	OTHER ASSETS	CURRENT LIABILITIES	LONG-TERM LIABILITIES
American Outdoor	$ 557	1,185	18,662	11,132	--	--	--
Appalachian Outdoor	325	5,822	2,666	11,512	--	325	--
Bowlin Outdoor	1,699	30,171	2,731	25,270	--	563	13,663
PNE	180	4,879	4,500	11,344	--	--	--
Delite Group, Inc.	1,159	10,864	20,033	19,435	--	543	7,968
Capital	197	5,761	12,530	11,709	--	87	--
Other	2,139	34,567	50,674	57,334	700	1,127	5,537
	$ 6,256	93,249	111,796	147,736	700	2,645	27,168

The following unaudited pro forma financial information for the Company gives effect to the 2001 and 2000 acquisitions as if they had occurred on January 1, 2000. These pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on such date or to project the Company's results of operations for any future period.

	2001	2000
Net revenues	$ 734,118	737,888
Loss before extraordinary item and cumulative effect of a change in accounting principle	(109,330)	(111,709)
Net loss applicable to common stock	(109,695)	(112,074)
Net loss per common share (basic and diluted)	$(1.11)	(1.20)

(3) Noncash Financing and Investing Activities

A summary of significant noncash financing and investing activities for the years ended December 31, 2001, 2000 and 1999 follows:

	2001	2000	1999
Disposition of assets	$ --	--	5,387
Issuance of Class A common stock in acquisitions	29,000	185,603	954,972
Issuance of Series AA preferred stock in exchange for Class A preferred stock	--	--	3,649
Debt issuance costs	--	--	7,906

(4) Property, Plant and Equipment

Major categories of property, plant and equipment at December 31, 2001 and 2000 are as follows:

	Estimated Life (Years)	2001	2000
Land	--	$ 60,775	56,608
Building and improvements	10 – 39	53,602	47,679
Advertising structures	15	1,594,142	1,464,794
Automotive and other equipment	3 - 7	68,880	61,785
		$ 1,777,399	1,630,866

(Dollars in thousands, except share and per share data)

(5) Intangible Assets

The following is a summary of intangible assets at December 31, 2001 and 2000:

	Estimated Life (Years)	2001	2000
Debt issuance costs and fees	7 – 10	$ 47,379	46,806
Customer lists and contracts	7 – 10	359,154	329,867
Non-compete agreements	3 – 15	56,419	53,807
Goodwill	15	1,388,395	1,274,650
Site locations and other	5 - 15	897,450	781,328
		2,748,797	2,486,458
Cost		2,748,797	2,486,458
Accumulated amortization		(569,322)	(356,725)
		$ 2,179,475	2,129,733

(6) Leases

The Company is party to various operating leases for production facilities and sites upon which advertising structures are built. The leases expire at various dates, generally during the next five years, and have varying options to renew and to cancel. The following is a summary of minimum annual rental payments required under those operating leases that have original or remaining lease terms in excess of one year as of December 31:

2002	$ 98,686
2003	87,428
2004	78,757
2005	67,758
2006	57,122
Thereafter	354,954

Rental expense related to the Company's operating leases were $124,734, $105,661 and $63,193 for the years ended December 31, 2001, 2000 and 1999, respectively.

(7) Accrued Expenses

The following is a summary of accrued expenses at December 31, 2001 and 2000:

	2001	2000
Payroll	$ 4,982	10,939
Interest	15,571	17,143
Insurance benefits	6,802	4,851
Other	6,319	7,791
	$ 33,674	40,724

(Dollars in thousands, except share and per share data)

(8) Long-term Debt

Long-term debt consists of the following at December 31, 2001 and 2000:

	2001	2000
9 5/8% Senior subordinated notes (1996 Notes)	$ 255,000	255,000
8 5/8% Senior subordinated notes (1997 Notes)	199,104	198,989
Bank Credit Agreement	978,500	900,000
5 ¼% Convertible notes	287,500	287,500
9 ¼% Senior subordinated notes	74,073	74,073
8% unsecured subordinated notes	9,333	11,333
Other notes with various rates and terms	8,075	11,385
	1,811,585	1,738,280
Less current maturities	(66,559)	(66,814)
Long term debt, excluding current maturities	$ 1,745,026	1,671,466

Long-term debt matures as follows:

2002	$ 66,559
2003	128,419
2004	155,469
2005	173,359
2006	715,029
Later years	572,750

In November 1996, the Company issued $255,000 in principal amount of 9 5/8% Senior Subordinated Notes due 2006 (the 1996 Notes), with interest payable semi-annually on June 1 and December 1 of each year. The 1996 Notes are senior subordinated unsecured obligations of the Company and are subordinated in right of payment to all senior indebtedness of the Company, pari passu with the 1997 Notes (as defined below), and are senior to all existing and future subordinated indebtedness of the Company.

In September 1997, the Company issued $200,000 in principal amount of 8 5/8% Senior Subordinated Notes due 2007 (the 1997 Notes) with interest payable semi-annually on March 15 and September 15 of each year, commencing March 15, 1998. The 1997 Notes were issued at a discount for $198,676. The Company is using the effective interest method to recognize the discount over the life of the 1997 Notes. The 1997 Notes are senior subordinated unsecured obligations of the Company, subordinated in right of payment to all senior indebtedness of the Company, pari passu with the 1996 Notes and are senior to all existing and future subordinated indebtedness of the Company.

The 1996 and 1997 Notes are redeemable at the Company's option at any time on or after December 31, 2001 and September 15, 2002, respectively, at redemption prices specified by the indentures, and are required to be repurchased earlier in the event of a change of control of the Company. The indentures covering the 1996 and 1997 Notes include certain restrictive covenants which limit the Company's ability to incur additional debt, pay dividends and make other restricted payments, consummate certain transactions and other matters.

The Company has a bank credit agreement under which the JPMorgan Chase Bank serves as administrative agent. The $1,000,000 bank credit agreement consists of (1) a $350,000 revolving bank credit facility (the Revolving Credit Facility) and (2) a $650,000 term facility with two tranches, a $450,000 Term A facility and a $200,000 Term B facility. In addition, the bank credit agreement provided for an uncommitted $400,000 incremental facility available at the discretion of the lenders. In June 2000, the incremental loan agreement was finalized with its lenders and commitments for $250,000 of the previously uncommitted $400,000 were obtained. The incremental facility consists of (1) $20,000 Series A-1 facility, (2) $130,000 Series A-2 facility and (3) a $100,000 Series B-1 facility. Proceeds of this facility were used to pay down the revolving bank credit facility. As a result of the holding company reorganization completed on July 20, 1999 and explained in footnote 11, the credit agreement is an obligation of Lamar Media Corp., a wholly owned subsidiary of Lamar Advertising Company. As of December 31, 2001, the Company had borrowings under this agreement of $978,500.

(Dollars in thousands, except share and per share data)

Availability of the line under the Revolving Credit Facility is reduced quarterly beginning with the quarter ended March 31, 2002, in the following amounts:

March 31, 2002 - December 31, 2003	$ 8,750
March 31, 2004 - December 31, 2004	26,250
March 31, 2005 - December 31, 2005	30,625
March 31, 2006 (Revolving Credit Termination Date)	52,500

The Term Facility amortizes quarterly in the following quarterly amounts:

	Tranche A	Tranche B
March 31, 2002 - December 31, 2002	$11,250	$ 500
March 31, 2003 - December 31, 2003	22,500	500
March 31, 2004 - December 31, 2004	28,125	500
March 31, 2005 - December 31, 2005	31,500	500
March 31, 2006 (Tranche A Maturity Date)	31,500	500
June 30, 2006	--	500
August 1, 2006 (Tranche B Maturity Date)	--	190,000

The Incremental Facility amortizes quarterly in the following quarterly amounts:

	Series A-1	Series A-2	Series B-1
March 31, 2002 - December 31, 2002	$ 500	$ 3,250	$ 250
March 31, 2003 - December 31, 2003	1,000	6,500	250
March 31, 2004 - December 31, 2004	1,250	8,125	250
March 31, 2005 - December 31, 2005	1,400	9,100	250
March 31, 2006 (Series A-1 and A-2 Maturity)	1,400	9,100	250
June 30, 2006	--	--	250
August 1, 2006 (Series B-1 Maturity Date)	--	--	95,000

Revolving credit loans may be requested under the Revolving Credit Facility at any time prior to maturity. The loans bear interest, at the Company's option, at the LIBOR Rate or JPMorgan Chase Prime Rate plus applicable margins, such margins being set from time to time based on the Company's ratio of debt to trailing twelve month EBITDA, as defined in the agreement. The terms of the indenture relating to Lamar Advertising's outstanding notes, Lamar Media's bank credit facility and the indentures relating to Lamar Media's outstanding notes restrict, among other things, the ability of Lamar Advertising and Lamar Media to:

- dispose of assets;
- incur or repay debt;
- create liens;
- make investments; and
- pay dividends.

Lamar Media's ability to make distributions to Lamar Advertising is also restricted under the terms of these agreements. Under Lamar Media's credit facility the Company must maintain specified financial ratios and levels including:

- interest coverage;
- fixed charges ratios;
- senior debt ratios; and
- total debt ratios.

On August 10, 1999, Lamar Advertising Company, the new holding company, completed an offering of $287,500 5 1/4% Convertible Notes due 2006. The net proceeds of approximately $279,594 of the convertible notes were used to pay down existing bank debt.

(Dollars in thousands, except share and per share data)

In connection with the reorganization of Lamar Advertising Company into a new holding company structure, Lamar Media Corp. (formerly known as Lamar Advertising Company) made a change of control tender offer to the holders of its 9 1/4% Senior Subordinated Notes due 2007 in aggregate principal amount of approximately $103,900. Pursuant to the change of control tender offer and in accordance with the Indenture, Lamar Media Corp. offered to repurchase the Notes for 101% of the principal amount plus accrued interest. A total of $29,876 aggregate principal amount of Notes were tendered for payment on August 19, 1999, and the related 1% prepayment penalty is reflected as an extraordinary item in the Company's statement of operations for the year ended December 31, 1999.

The Company's obligations with respect to its publicly issued notes are not guaranteed by the Company's direct or indirect wholly-owned subsidiaries. Certain obligations of the Company's wholly-owned subsidiary, Lamar Media Corp. are guaranteed by its subsidiaries.

Effective January 30, 2001, Lamar Media Corp. and its subsidiaries entered into an amendment to its bank credit agreement for the purposes of increasing Incremental Loan Commitments from $400,000 to $1,000,000, and affording Lamar Media Corp. and Lamar Advertising Company more flexibility in incurring debt. The Total Debt Ratio, previously measured at the Lamar Advertising Company level, is now measured at the Lamar Media Corp. level with the result that the 5-1/4% Convertible Notes will be excluded from this ratio. The loan documents were amended further to permit Lamar Advertising Company to incur additional debt which is no more restrictive than the high-yield debt currently outstanding. In connection with these changes, the note receivable and note payable of equal amounts between Lamar Advertising and Lamar Media, its wholly-owned subsidiary, were cancelled. The cancellation of the note of $287,500 was treated as capital contributed by parent on Lamar Media's balance sheet effective January 30, 2001.

(9) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999, consists of:

	Current	Deferred	Total
Year ended December 31, 2001:			
U.S. federal	$ --	(37,102)	(37,102)
State and local	713	(8,834)	(8,121)
Foreign	--	(451)	(451)
	$ 713	(46,387)	(45,674)
Year ended December 31, 2000:			
U.S. federal	$ --	(29,864)	(29,864)
State and local	(141)	(7,110)	(7,251)
	$(141)	(36,974)	(37,115)
Year ended December 31, 1999:			
U.S. federal	$ 3,083	(11,838)	(8,755)
State and local	900	(1,741)	(841)
	$ 3,983	(13,579)	(9,596)

Income tax benefit attributable to continuing operations for the years ended December 31, 2001, 2000 and 1999, differs from the amounts computed by applying the U.S. federal income tax rate of 34 percent to loss before income taxes as follows:

(Dollars in thousands, except share and per share data)

	2001	2000	1999
Computed expected tax benefit	$(52,465)	(44,615)	(18,081)
Increase (reduction) in income taxes resulting from:			
Book expenses not deductible for tax purposes	590	754	121
Amortization of non-deductible goodwill	13,546	11,926	8,841
State and local income taxes, net of federal income tax benefit	(5,360)	(4,786)	(555)
Other differences, net	(1,985)	(394)	78
	$(45,674)	(37,115)	(9,596)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	$(3,550)	(3,513)
Plant and equipment, due to basis differences on acquisitions	(173,312)	(161,065)
Intangibles, due to differences in amortizable lives	(13,129)	(20,056)
	(189,991)	(184,634)
Deferred tax assets:		
Receivables, principally due to allowance for doubtful accounts	1,916	1,916
Plant and equipment, due to basis differences on acquisitions and costs capitalized for tax purposes	4,305	4,246
Investment in affiliates and plant and equipment, due to gains recognized for tax purposes and deferred for financial reporting purposes	941	941
Accrued liabilities not deducted for tax purposes	4,439	3,299
Net operating loss carryforward	58,528	33,004
Minimum tax credit	331	331
Other, net	694	445
Deferred tax assets	71,154	44,182
Net deferred tax liability	$(118,837)	(140,452)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(10) Related Party Transactions

Affiliates, as used within these statements, are persons or entities that are affiliated with Lamar Advertising Company or its subsidiaries through common ownership and directorate control.

(Dollars in thousands, except share and per share data)

As of December 31, 2001 and 2000, debentures and ten year subordinated notes totaling $9,333 and $11,873, respectively, were owned by shareholders, directors and employees. Interest expense under the debentures and ten year subordinated notes during the years ended December 31, 2001, 2000, and 1999 was $855, $1,080 and $1,290 respectively.

In addition, the Company had receivables from affiliates, related parties and employees of $494 and $444 at December 31, 2001 and 2000, respectively.

During 1999, the Company purchased a sign easement for approximately $94 from Jennifred Holdings, LLC, of which Kevin P. Reilly, Jr. and Sean Reilly each hold a 50% interest.

The Company purchased approximately $1,842, $2,407 and $1,951 of highway signs and transit bus shelters from Interstate Highway Signs Corp., (IHS) which represented approximately 13%, 15% and 16% of total capitalized expenditures for its logo sign and transit advertising businesses during the years ended December 31, 2001, 2000 and 1999, respectively. The Company does not use IHS exclusively for its highway sign and transit bus shelter purchases. IHS is a wholly-owned subsidiary of Sign Acquisition Corp. Kevin P. Reilly, Jr. has voting control over a majority of the outstanding shares of Sign Acquisition Corp. through a voting trust.

(11) Stockholders' Equity

On July 16, 1999, the Board of Directors amended the preferred stock of the Company by designating 5,720 shares of the 1,000,000 shares of previously undesignated preferred stock, par value $.001 as Series AA preferred stock. The previously issued Class A preferred stock par value $638 was exchanged for the new Series AA preferred stock. The new Series AA preferred stock have the same liquidation preferences, dividends and other rights as the previously issued Class A preferred stock. Series AA preferred stock has a liquidation preference over Class A & B common stock. Liquidation value of the Series AA preferred stock at December 31, 2001 was $3,649. The new shares of Series AA preferred stock, however, are entitled to one vote per share.

The rights of the Class A and Class B common stock are equal in all respects, except holders of Class B common stock have ten votes per share on all matters in which the holders of common stock are entitled to vote and holders of Class A common stock have one vote per share on such matters. The Class B common stock will convert automatically into Class A common stock upon the sale or transfer to persons other than permitted transferees (as defined in the Company's certificate of incorporation, as amended).

On July 20, 1999, Lamar Advertising Company completed a corporate reorganization to create a new holding company structure. The reorganization was accomplished through a merger under section 251(g) of the Delaware General Corporation Law. At the effective time of the merger, all stockholders of Lamar Advertising Company became stockholders in a new holding company and Lamar Advertising Company became a wholly-owned subsidiary of the new holding company. The new holding company took the Lamar Advertising Company name and the old Lamar Advertising Company was renamed Lamar Media Corp. In the merger, all outstanding shares of old Lamar Advertising Company's capital stock were converted into shares of the new holding company with the same voting powers, designations, preferences and rights, and the same qualifications, restrictions and limitations, as the shares of old Lamar Advertising Company. Following the restructuring, the Class A common stock of the new holding company trades under the symbol LAMR on the Nasdaq National Market with the same CUSIP number as the old Lamar Advertising Company's Class A common stock.

On May 25, 2000, the stockholders approved a resolution to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock from 125,000,000 shares to 175,000,000 shares which increased the total authorized capital stock from 163,510,000 shares to 213,510,000 shares.

On May 25, 2000, the stockholders approved the 2000 Employee Stock Purchase Plan whereby 500,000 shares of the Company's Class A common stock have been reserved for issuance under the Plan. Under this plan, eligible employees may purchase stock at 85% of the fair market value of a share on the offering commencement date or the respective purchase date whichever is lower. Purchases are limited to ten percent of an employee's total compensation. The initial offering under the Plan commenced on April 1, 2000 with a single purchase date on June 30, 2000. Subsequent offerings shall commence each year on July 1 with a termination date of December 31 and purchase dates on September 30 and December 31; and on January 1 with a termination date on June 30 and purchase dates on March 31 and June 30.

(Dollars in thousands, except share and per share data)

On June 7, 2001, the Company issued 1,200,000 shares of its Class A common stock at a price of $40.00 per share. The equity offering was to cover over-allotments related to an underwriting agreement between Lamar Advertising Company, AMFM Operating, Inc. and Deutsche Banc Alex Brown Inc. filed on June 4, 2001. Under the terms of a consent decree with the United States Department of Justice, AMFM Operating, Inc. had to dispose of its Lamar Advertising Class A common stock by January 1, 2003. As of December 31, 2001, AMFM Operating, Inc. has complied with the terms of the consent decree.

(12) Stock Option Plan

In 1996, the Company adopted the 1996 Equity Incentive Plan (the 1996 Plan). The purpose of the 1996 Plan is to attract and retain key employees and consultants of the Company. The 1996 Plan authorizes the grant of stock options, stock appreciation rights and restricted stock to employees and consultants of the Company capable of contributing to the Company's performance. Options granted under the 1996 Plan generally become exercisable over a five-year period and expire 10 years from the date of grant unless otherwise authorized by the Board. As of December 31, 2001, the Company had reserved an aggregate of 8,000,000 shares of Class A common stock for awards under the 1996 Plan of which 3,000,000 shares are subject to stockholder approval on May 23, 2002 at the Annual Meeting of Stockholders.

In August 2000, the Board of Directors voted to amend the 1996 Plan to (i) authorize grants to members of the Company's board of directors (ii) provide the Committee with more flexibility in determining the exercise price of awards made under the 1996 Plan (iii) allow for grants of unrestricted stock and (iv) set forth performance criteria that the Committee may establish for the granting of stock awards. These amendments were approved by the Company's stockholders in May 2001.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option grants. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net loss applicable to common stock – as reported	$(108,999)	$($ 94,470)	$(44,900)
Net loss applicable to common stock – pro forma	(125,551)	(100,877)	(50,073)
Net loss per common share – as reported (basic and diluted)	(1.11)	(1.04)	(.65)
Net loss per common share – pro forma (basic and diluted)	(1.27)	(1.11)	(.73)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

Grant Year	Dividend Yield	Expected Volatility	Risk Free Interest Rate	Expected Lives
2001	0%	53%	5%	4
2000	0%	54%	6%	4
1999	0%	54%	6%	4

(Dollars in thousands, except share and per share data)

Information regarding the 1996 Plan for the years ended December 31, 2001, 2000 and 1999, is as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	2,865,647	$ 30.48	2,757,954	$ 27.14	2,240,567	$ 19.25
Granted	2,195,500	27.02	470,500	43.87	1,115,000	37.94
Exercised	(425,243)	24.80	(299,619)	17.75	(525,725)	15.16
Canceled	(118,251)	42.42	(63,188)	39.09	(71,888)	30.84
Outstanding, end of year	4,517,653	$ 29.08	2,865,647	$ 30.59	2,757,954	$ 27.14
Price for exercised shares	$ 24.80		$ 17.75		$ 15.16	
Shares available for grant, end of year	1,436,009		513,258		920,570	
Weighted average fair value of options granted during the year	$ 29.08		$ 26.57		$ 23.19	

The following table summarizes information about fixed-price stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$ 10.67 – 26.17	$ 622,805	4.97	$ 13.41	385,655	$ 11.35
26.42	1,746,098	9.74	26.42	1,142,998	26.42
26.69 – 33.38	1,359,250	7.08	31.18	702,150	31.75
34.16 – 47.75	694,500	8.15	41.40	50,800	38.33
60.63	95,000	8.01	60.63	14,000	60.63

No stock appreciation rights or restricted stock authorized by the 1996 Plan have been granted.

(13) Commitments and Other Contingencies

The Company sponsors a partially self-insured group health insurance program. The Company is obligated to pay all claims under the program, which are in excess of premiums, up to program limits of $150 per employee, per claim, per year. The Company is also self-insured with respect to its income disability benefits and against casualty losses on advertising structures. Amounts for expected losses, including a provision for losses incurred but not reported, is included in accrued expenses in the accompanying consolidated financial statements. As of December 31, 2001, the Company maintained a $385 letter of credit with a bank to meet requirements of the Company's worker's compensation insurance carrier.

The Company sponsors The Lamar Corporation Savings and Profit Sharing Plan covering employees who have completed one year of service and are at least 21 years of age. The Company matches 50% of employees' contributions up to 5% of related compensation. Employees can contribute up to 15% of compensation. Full vesting on the Company's matched contributions occurs after five years. Annually, at the Company's discretion, an additional profit sharing contribution may be made on behalf of each eligible employee. In total, for the years ended December 31, 2001, 2000 and 1999 the Company contributed $2,422, $1,671 and $2,403, respectively.

(Dollars in thousands, except share and per share data)

The Company sponsors a Deferred Compensation Plan for the benefit of certain of its senior management who meet specific age and years of service criteria. Employees who have attained the age of 30 and have a minimum of 10 years of service are eligible for annual contributions to the Plan generally ranging from $3 to $8, depending on the employee's length of service. The Company's contributions to the Plan are maintained in a rabbi trust and, accordingly, the assets and liabilities of the Plan are reflected in the balance sheet of the Company. Upon termination, death or disability, participating employees are eligible to receive an amount equal to the fair market value of the assets in the employee's deferred compensation account. The Company has contributed $550, $456 and $448 to the Plan during the years ended December 31, 2001, 2000 and 1999, respectively. Contributions to the Deferred Compensation Plan are discretionary and are determined by the Board of Directors.

The Company is the subject of litigation arising during the normal course of business. In the opinion of management and the general counsel of the Company, those claims will not have a material impact on the financial position, results of operations or liquidity of the Company.

(14) Summarized Financial Information of Subsidiaries

Separate financial statements of each of the Company's direct or indirect wholly-owned subsidiaries that have guaranteed Lamar Media's obligations with respect to its publicly issued notes (collectively, the Guarantors) are not included herein because the Company has no independent assets or operations, the guarantees are full and unconditional and joint and several and the only subsidiary that is not a guarantor is considered minor. Lamar Media's ability to make distributions to Lamar Advertising is restricted under the terms of its bank credit facility and the indentures relating to Lamar Media's outstanding notes.

(15) Disclosures About Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000. The fair value of the financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Long-term debt	$ 1,745,026	$ 1,770,439	$ 1,671,466	$ 1,677,434

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies as follows:

- The carrying amounts of cash and cash equivalents, receivables, trade accounts payable, accrued expenses, and deferred income approximate fair value because of the short term nature of these items.

- The fair value of long-term debt is based upon market quotes obtained from dealers where available and by discounting future cash flows at rates currently available to the Company for similar instruments when quoted market rates are not available.

Fair value estimates are subject to inherent limitations. Estimates of fair values are made at a specific point in time, based on relevant market information and information about the financial instrument. The estimated fair values of financial instruments presented above are not necessarily indicative of amounts the Company might realize in actual market transactions. Estimates of fair value are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(Dollars in thousands, except share and per share data)

(16) Quarterly Financial Data (Unaudited)

	Fiscal Year 2001 Quarters			
	March 31	June 30	September 30	December 31
Net revenues	$ 170,385	$ 191,893	$ 188,267	$ 178,505
Net revenues less direct advertising expenses	108,849	130,578	123,674	114,466
Net loss applicable to common stock	(34,381)	(20,491)	(24,452)	(29,675)
Net loss per common share (basic and diluted)	(.35)	(.21)	(.25)	(.30)

	Fiscal Year 2000 Quarters			
	March 31	June 30	September 30	December 31
Net revenues	$ 151,267	$ 172,953	$ 184,806	$ 178,293
Net revenues less direct advertising expenses	98,755	119,327	128,768	123,004
Net loss applicable to common stock	(29,065)	(20,489)	(19,600)	(25,316)
Net loss per common share (basic and diluted)	(.33)	(.23)	(.21)	(.27)

(17) New Accounting Pronouncements

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998, and requires that the costs of start-up activities, including organizational costs, be expensed as incurred. The effect of SOP 98-5 was recorded in the first quarter of fiscal 1999 as the cumulative effect of a change in accounting principle in the amount of $(767), net of tax, as described in Accounting Principles Board Opinion No. 20 Accounting Changes.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and subsequently, SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", after its adoption. The adoption of SFAS No. 141 as of July 1, 2001 had no impact on the Company's financial statements.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, are not amortized. Goodwill and intangible assets acquired in business combination completed before July 1, 2001 continued to be amortized and tested for impairment prior to the full adoption of SFAS No. 142.

Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second

(Dollars in thousands, except share and per share data)

step of the transitional impairment test. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of income.

As of the date of adoption of SFAS No. 142, the Company expects to have unamortized goodwill in the amount of $1,138,000, all of which will be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill was $90,030, and $78,433 for the years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting SFAS No. 141 and No. 142, it is not practicable to reasonably estimate the impact of adopting the Statements on the Company's financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

In August, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002.

18) Subsequent Events

On January 11, 2002 the Company activated $200,000 in new borrowings under the incremental facility of its bank credit agreement. The proceeds were used to reduce the outstanding balance of the revolving bank credit facility by $160,000 and approximately $10,000 was used for operations resulting in excess cash on hand of $30,000. Also on January 30, 2002, JP Morgan Chase Bank issued a standby letter of credit of approximately $3,203 to benefit American Casualty Insurance Company, the provider of the Company's general liability and workman's compensation coverage. This issuance reduces the Company's availability under its revolving credit facility. After these transactions, availability under the revolving bank credit facility was approximately $347,000.

Independent Auditors' Report

Board of Directors
Lamar Media Corp.:

We have audited the accompanying consolidated balance sheets of Lamar Media Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lamar Media Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the consolidated financial statements of Lamar Advertising Company, the Company changed its method of accounting for the costs of start-up activities in 1999.

As discussed in Note 17 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and certain provisions of SFAS No. 142, "Goodwill and Other intangible Assets", as required for goodwill and intangible assets resulting from business combination consummated after June 30, 2001.

KPMG LLP

New Orleans, Louisiana
February 8, 2002

LAMAR MEDIA CORP.
AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2001 and 2000
(In thousands, except share and per share data)

ASSETS	2001	2000
Current assets:		
Cash and cash equivalents	$ 12,885	$ 72,340
Receivables, net	93,043	91,628
Prepaid expenses	27,176	23,164
Other current assets	17,688	15,966
Total current assets	150,792	203,098
Property, plant and equipment	1,777,399	1,630,866
Less accumulated depreciation and amortization	(451,686)	(335,991)
Net property plant and equipment	1,325,713	1,294,875
Intangible assets (note 3)	2,156,079	2,106,493
Other assets - non-current	16,580	17,249
Total assets	$ 3,649,164	$ 3,621,715
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Trade accounts payable	$ 10,048	$ 9,918
Current maturities of long-term debt (note 5)	66,559	66,814
Accrued expenses (note 4)	22,362	35,765
Deferred income	11,618	11,005
Total current liabilities	110,587	123,502
Long-term debt (note 5)	1,457,526	1,671,466
Deferred income taxes (note 6)	127,241	142,052
Other liabilities	7,724	7,939
Total liabilities	1,703,078	1,944,959
Stockholder's equity:		
Common stock, $.01 par value, authorized 3,000 shares; 100 shares issued and outstanding at December 31, 2001 and 2000	--	--
Additional paid-in capital	2,222,317	1,855,421
Accumulated deficit	(276,231)	(178,665)
Stockholder's equity	1,946,086	1,676,756
Total liabilities and stockholder's equity	$ 3,649,164	$ 3,621,715

See accompanying notes to consolidated financial statements.

LAMAR MEDIA CORP.
AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2001, 2000 and 1999
(In thousands, except share and per share data)

	2001	2000	1999
Net revenues	$ 729,050	$ 687,319	$ 444,135
Operating expenses:			
Direct advertising expenses	251,483	217,465	143,090
General and administrative expenses	150,786	137,292	94,264
Depreciation and amortization	351,754	315,465	176,233
Gain on disposition of assets	(923)	(986)	(5,481)
	753,100	669,236	408,106
Operating income (loss)	(24,050)	18,083	36,029
Other expense (income):			
Interest income	(640)	(1,715)	(1,421)
Interest expense	113,026	147,607	89,619
	112,386	145,892	88,198
Loss before income taxes, extraordinary item and cumulative effect of a change in accounting principle	(136,436)	(127,809)	(52,169)
Income tax benefit (note 6)	(38,870)	(35,879)	(9,232)
Loss before extraordinary item and cumulative effect of a change in accounting principle	(97,566)	(91,930)	(42,937)
Extraordinary loss on debt extinguishment, net of income tax benefit of $117	--	--	(182)
Loss before cumulative effect of a change in accounting principle	(97,566)	(91,930)	(43,119)
Cumulative effect of a change in accounting principle	--	--	(767)
Net loss	(97,566)	(91,930)	(43,886)
Preferred stock dividends	--	--	(274)
Net loss applicable to common stock	$(97,566)	$(91,930)	$(44,160)

See accompanying notes to consolidated financial statements.

LAMAR MEDIA CORP.
AND SUBSIDIARIES
Consolidated Statements of Stockholder's Equity
Years Ended December 31, 2001, 2000 and 1999
(In thousands, except share and per share data)

	COMMON STOCK	CLASS A PREFERRED STOCK	CLASS A COMMON STOCK	CLASS B COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
Balance, December 31, 1998	$ --	3,649	43	18	505,644	(42,575)	466,779
Issuance of 13,023 shares of common stock in acquisitions	--	--	--	--	475	--	475
Exercise of stock options	--	--	--	--	3,833	--	3,833
Effect of Corporate restructuring		(3,649)	(43)	(18)	3,710	--	--
Contribution from parent	--	--	--	--	955,944	--	955,944
Net loss	--	--	--	--	--	(43,886)	(43,886)
Dividends ($63.80 per preferred share)	--	--	--	--	--	(274)	(274)
Balance, December 31, 1999	$ --	--	--	--	1,469,606	(86,735)	1,382,871
Contribution from parent	--	--	--	--	385,815	--	385,815
Net loss	--	--	--	--	--	(91,930)	(91,930)
Balance, December 31, 2000	$ --	--	--	--	1,855,421	(178,665)	1,676,756
Contribution from parent	--	--	--	--	366,896	--	366,896
Net loss	--	--	--	--	--	(97,566)	(97,566)
Balance, December 31, 2001	$ --	--	--	--	2,222,317	(276,231)	1,946,086

See accompanying notes to consolidated financial statements.

LAMAR MEDIA CORP.
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999
(In thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net loss	$(97,566)	$(91,930)	$(43,886)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	351,754	315,465	176,233
Gain on disposition of assets	(923)	(986)	(5,481)
Cumulative effect of accounting change	--	--	767
Deferred tax benefit	(39,582)	(35,737)	(13,215)
Provision for doubtful accounts	7,794	5,991	4,065
Changes in operating assets and liabilities:			
(Increase) decrease in:			
Receivables	(9,810)	(13,786)	(19,091)
Prepaid expenses	(1,322)	(1,371)	782
Other assets	2,916	4,568	(10,937)
Increase (decrease) in:			
Trade accounts payable	131	(1,574)	3,438
Accrued expenses	(14,641)	(1,910)	14,974
Deferred income	(173)	(964)	(7,184)
Other liabilities	124	196	(29)
Net cash provided by operating activities	198,702	177,962	100,436
Cash flows from investing activities:			
Capital expenditures	(85,320)	(78,304)	(77,186)
Purchase of new markets	(298,134)	(355,958)	(878,933)
Proceeds from sale of property and equipment	4,916	2,827	7,603
Net cash used in investing activities	(378,538)	(431,435)	(948,516)
Cash flows from financing activities:			
Net proceeds from issuance of common stock	--	--	2,231
Contribution from parent	48,000	200,212	--
Proceeds from issuance of long-term debt	--	--	279,594
Principal payments on long-term debt	(67,046)	(5,330)	(79,667)
Debt issuance costs	(573)	(1,470)	--
Net borrowing under credit agreements	140,000	124,000	526,000
Dividends	--	--	(274)
Net cash provided by financing activities	120,381	317,412	727,884
Net (decrease) increase in cash and cash equivalents	(59,455)	63,939	(120,196)
Cash and cash equivalents at beginning of period	72,340	8,401	128,597
Cash and cash equivalents at end of period	$ 12,885	$ 72,340	$ 8,401
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 119,000	$ 147,875	$ 83,837
Cash paid for state and federal income taxes	$ 1,189	$ 1,936	$ 6,919

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except share and per share data)

(1) Significant Accounting Policies

(a) Nature of Business

On July 20, 1999, Lamar Advertising Company reorganized into a new holding company structure. As a result of this reorganization (1) the former Lamar Advertising Company became a wholly owned subsidiary of a newly formed holding company, (2) the name of the former Lamar Advertising Company was changed to Lamar Media Corp., (3) the name of the new holding company became Lamar Advertising Company, (4) the outstanding shares of capital stock of the former Lamar Advertising Company, including the Class A common stock, were automatically converted, on a share for share basis, into identical shares of capital stock of the new holding company and (5) the Class A common stock of the new holding company commenced trading on the Nasdaq National Market under the symbol LAMR instead of the Class A common stock of the former Lamar Advertising Company. In addition, following the holding company reorganization, substantially all of the former Lamar Advertising Company's debt obligations, including the bank credit facility and other long-term debt remained the obligations of Lamar Media. Under Delaware law, the reorganization did not require the approval of the stockholders of the former Lamar Advertising Company. The purpose of the reorganization was to provide Lamar Advertising Company with a more flexible capital structure and to enhance its financing options. The business operations of the former Lamar Advertising Company and its subsidiaries, including the Company, has not changed as a result of the reorganization.

Lamar Media Corp. is engaged in the outdoor advertising business operating approximately 144,400 outdoor advertising displays in 44 states. Lamar Media's operating strategy is to be the leading provider of outdoor advertising services in the markets it serves.

In addition, Lamar Media operates a logo sign business in 21 states throughout the United States and in 1 province of Canada. Logo signs are erected pursuant to state-awarded service contracts on public rights-of-way near highway exits and deliver brand name information on available gas, food, lodging and camping services. Included in the Company's logo sign business are tourism signing contracts.

Certain footnotes are not provided for the accompanying financial statements as the information in notes 2, 4, 6, 11 through 13, 15, 17, 18 and portions of notes 1, 8 and 10 to the consolidated financial statements of Lamar Advertising Company included elsewhere in this Annual Report are substantially equivalent to that required for the consolidated financial statements of Lamar Media Corp. Earnings per share data is not provided for the operating results of Lamar Media Corp. as it is a wholly owned subsidiary of Lamar Advertising Company.

(b) Principles of Consolidation

The accompanying consolidated financial statements include Lamar Media Corp., its wholly-owned subsidiaries, The Lamar Company, LLC, Lamar Whiteco Outdoor Corporation, Lamar Outdoor Corporation and their majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

(2) Noncash Financing and Investing Activities

A summary of significant noncash financing and investing activities for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Disposition of assets	$ --	--	5,387
Parent company stock contributed for acquisitions	29,000	185,603	475
Recapitalization related to corporate restructure (note 1)	--	--	3,710
Note payable converted to contributed capital	287,500	--	--

(Dollars in thousands, except share and per share data)

(3) Intangible Assets

The following is a summary of intangible assets at December 31, 2001 and 2000:

	Estimated Life (Years)	2001	2000
Debt issuance costs and fees	7 – 10	$ 24,779	24,206
Customer lists and contracts	7 – 10	359,154	329,867
Non-compete agreements	3 – 15	56,419	53,807
Goodwill	15	1,388,395	1,274,650
Site locations and other	5 - 15	888,428	776,277
		$ 2,717,175	2,458,807
Cost		$ 2,717,175	2,458,807
Accumulated amortization		(561,096)	(352,314)
		$ 2,156,079	2,106,493

(4) Accrued Expenses

The following is a summary of accrued expenses at December 31, 2001 and 2000:

	2001	2000
Payroll	$ 4,982	10,939
Interest	11,169	17,143
Other	6,211	7,683
	$ 22,362	35,765

(5) Long-term Debt

Long-term debt consists of the following at December 31, 2001 and 2000:

	2001	2000
5 ¼% Convertible notes	$ --	287,500
9 5/8% Senior subordinated notes (1996 Notes)	255,000	255,000
8 5/8% Senior subordinated notes (1997 Notes)	199,104	198,989
Bank Credit Agreement	978,500	900,000
9 ¼% Senior subordinated notes	74,073	74,073
8% unsecured subordinated notes (see note 12)	9,333	11,333
Other notes with various rates and terms	8,075	11,385
	1,524,085	1,738,280
Less current maturities	(66,559)	(66,814)
	$ 1,457,526	1,671,466

Long-term debt matures as follows:

2002	$ 66,559
2003	128,419
2004	155,469
2005	173,359
2006	427,529
Later years	572,750

(Dollars in thousands, except share and per share data)

On August 10, 1999, Lamar Media Corp. borrowed from Lamar Advertising Company, its parent, $287,500 in exchange for a note payable bearing interest at 5-1/4% due 2006. The proceeds were used to pay down existing bank debt of the Company.

Effective January 30, 2001, Lamar Media Corp. and its subsidiaries entered into an amendment to its bank credit agreement for the purposes of increasing "Incremental Loan Commitments" from $400,000 to $1,000,000 and affording Lamar Media Corp. and Lamar Advertising Company more flexibility in incurring debt. The "Total Debt Ratio", previously measured at the Lamar Advertising Company level, is now measured at the Lamar Media Corp. level with the result that the 5¼% convertible Notes will be excluded from this ratio. In connection with these changes, the note receivable and notes payable of equal amounts between Lamar Advertising and Lamar Media, its wholly owned subsidiary, were canceled. The cancellation of the note of $287,500 is treated as capital contributed by the parent on Lamar Media's balance sheet effective January 30, 2001.

(6) Income Taxes

Income tax benefit for the years ended December 31, 2001, 2000 and 1999, consists of:

	Current	Deferred	Total
Year ended December 31, 2001:			
U.S. federal	$ --	(31,618)	(31,618)
State and local	712	(7,513)	(6,801)
Foreign	--	(451)	(451)
	$ 712	(39,582)	(38,870)
Year ended December 31, 2000:			
U.S. federal	$ --	(28,865)	(28,865)
State and local	(142)	(6,872)	(7,014)
	$(142)	(35,737)	(35,879)
Year ended December 31, 1999:			
U.S. federal	$ 3,083	(11,521)	(8,438)
State and local	900	(1,694)	(794)
	$ 3,983	(13,215)	(9,232)

Income tax expense (benefit) attributable to continuing operations for the years ended December 31, 2001, 2000 and 1999, differs from the amounts computed by applying the U.S. federal income tax rate of 34 percent to loss before income taxes as follows:

	2001	2000	1999
Computed expected tax benefit	$(46,388)	(43,455)	(17,737)
Increase (reduction) in income taxes resulting from:			
Book expenses not deductible for tax purposes	590	754	122
Amortization of non-deductible goodwill	13,402	11,845	8,814
State and local income taxes, net of federal income tax Benefit	(4,488)	(4,629)	(534)
Other differences, net	(1,986)	(394)	103
	$(38,870)	(35,879)	(9,232)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

(Dollars in thousands, except share and per share data)

	2001	2000
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	$(3,550)	(3,513)
Plant and equipment, due to basis differences on acquisitions	(173,312)	(161,065)
Intangibles, due to differences in amortizable lives	(12,926)	(19,891)
Deferred tax liabilities	(189,788)	(184,469)
Deferred tax assets:		
Intangibles, due to differences in amortizable lives		--
Receivables, principally due to allowance for doubtful accounts	1,916	1,916
Plant and equipment, due to basis differences on acquisitions and costs capitalized for tax purposes		4,246
Investment in affiliates and plant and equipment, due to gains	4,305	
recognized for tax purposes and deferred for financial reporting purposes	941	941
Accrued liabilities not deducted for tax purposes	4,439	3,299
Net operating loss carryforward	49,921	31,239
Minimum tax credit	331	331
Other, net	694	445
Deferred tax assets	62,547	42,417
Net deferred tax liability	$(127,241)	(142,052)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Lamar Media will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(7) Related Party Transactions

Affiliates, as used within these statements, are persons or entities that are affiliated with Lamar Media Corp. or its subsidiaries through common ownership and directorate control.

As of December 31, 2001 and 2000, there was a receivable from Lamar Advertising Company, its parent, in the amount of $9,671 and $7,227, respectively.

(8) Quarterly Financial Data (Unaudited)

	Fiscal Year 2001 Quarters			
	March 31	June 30	September 30	December 31
Net revenues	$170,385	$191,893	$188,267	$178,505
Net revenues less direct advertising expenses	108,849	130,578	123,674	114,466
Net loss applicable to common stock	(32,146)	(17,476)	(21,434)	(26,510)

	Fiscal Year 2000 Quarters			
	March 31	June 30	September 30	December 31
Net revenues	$151,267	$172,953	$184,806	$178,293
Net revenues less direct advertising expenses	98,755	119,327	128,768	123,004
Net loss applicable to common stock	(28,319)	(19,448)	(19,608)	(24,555)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Lamar Advertising Company
None

Lamar Media Corp.
None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The response to this item is contained in part under the caption "Executive Officers of the Registrant" in Part I, Item 1A hereof and the remainder is incorporated herein by reference from the discussion responsive thereto under the captions "Election of Directors" and Section 16(a) "Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement relating to the 2002 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The response to this item is incorporated herein by reference from the discussion responsive thereto under the following captions in the Company's Proxy Statement relating to the 2002 Annual Meeting of Stockholders: "Election of Directors - Director Compensation", "Executive Compensation and Compensation Committee Interlocks and Insider Participation".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The response to this item is incorporated herein by reference from the discussion responsive thereto under the caption "Share Ownership" in the Company's Proxy Statement relating to the 2002 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The response to this item is incorporated herein by reference from the discussion responsive thereto under the caption "Certain Relationships and Related Transactions" in the Company's Proxy Statement relating to the 2002 Annual Meeting of Stockholders.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(A) 1. FINANCIAL STATEMENTS

The financial statements are listed under Part II, Item 8 of this Report.

2. FINANCIAL STATEMENT SCHEDULES

The financial statement schedules were previously filed in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-30242) filed on May 22, 2002, and incorporated herein by reference.

3. EXHIBITS

The exhibits filed as part of this report were previously filed in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-30242) filed on May 22, 2002, and incorporated herein by reference.

(B) REPORTS ON FORM 8-K

Reports on Form 8-K were filed with the Commission during the fourth quarter of 2001 to report the following items as of the dates indicated:

On October 17, 2001, Lamar Advertising filed a Current Report on 8-K in order to furnish certain exhibits for incorporation by reference into the Registration Statement on Form S-3 of Lamar Advertising Company previously filed with Securities and Exchange Commission (File No. 333-45490), which Registration Statement was declared effective by the Commission on November 2, 2000, Lamar Advertising Company filed an Underwriting Agreement dated October 18, 2001 among Lamar, AMFM Operating Inc. and Goldman, Sachs & Co. The Underwriting Agreement related to the sale of 5,000,000 shares of Lamar Class A common stock by AMFM Operating Inc. to Goldman Sachs & Co., as underwriter, for $30.00 per share.

On November 17, 2001, Lamar Advertising filed a Current Report on Form 8-K in order to furnish certain exhibits for incorporation by reference into the Registration Statement on Form S-3 of Lamar Advertising Company previously filed with Securities and Exchange Commission (File No. 333-45490), which Registration Statement was declared effective by the Commission on September 21, 2000. Lamar Advertising Company filed an Underwriting Agreement dated November 7, 2001 between Lamar, AMFM Operating Inc. and Goldman Sachs & Co. The Underwriting Agreement relates to the sale of 5,365,073 shares of Lamar Class A common stock by AMFM Operating Inc. to Goldman Sachs & Co., as underwriter, for $32.50 per share. After the closing of the sale, AMFM Operating Inc. no longer owned any shares of Lamar Class A common stock.

(C) Exhibits required by Item 601 of Regulation S-K are listed on the Exhibit Index immediately following the signature page hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAMAR ADVERTISING COMPANY

March 15, 2002

By: /s/ Kevin P. Reilly, Jr.
Kevin P. Reilly, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kevin P. Reilly, Jr. Kevin P. Reilly, Jr.	Chief Executive Officer and Director	3/15/02
/s/ Sean E. Reilly Sean E. Reilly	Chief Operating Officer, Vice President and Director	3/15/02
/s/ Keith A. Istre Keith A. Istre	Chief Financial and Accounting Officer and Director	3/15/02
/s/ T. Everett Stewart, Jr. T. Everett Stewart, Jr.	Director	3/15/02
/s/ Charles W. Lamar, III Charles W. Lamar, III	Director	3/15/02
/s/ Gerald H. Marchand Gerald H. Marchand	Director	3/15/02
/s/ Stephen P. Mumblow Stephen P. Mumblow	Director	3/15/02
/s/ John Maxwell Hamilton John Maxwell Hamilton	Director	3/15/02
/s/ Thomas Reifenheiser Thomas Reifenheiser	Director	3/15/02
/s/ Anna Reilly Cullinan Anna Reilly Cullinan	Director	3/15/02

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAMAR MEDIA CORP.

March 15, 2002

By: /s/ Kevin P. Reilly, Jr.
Kevin P. Reilly, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kevin P. Reilly, Jr. Kevin P. Reilly, Jr.	Chief Executive Officer and Director	3/15/02
/s/ Sean E. Reilly Sean E. Reilly	Chief Operating Officer, Vice President and Director	3/15/02
/s/ Keith A. Istre Keith A. Istre	Chief Financial and Accounting Officer and Director	3/15/02
/s/ T. Everett Stewart, Jr. T. Everett Stewart, Jr.	Director	3/15/02
/s/ Charles W. Lamar, III Charles W. Lamar, III	Director	3/15/02
/s/ Gerald H. Marchand Gerald H. Marchand	Director	3/15/02
/s/ Stephen P. Mumblow Stephen P. Mumblow	Director	3/15/02

OFFICERS

Kevin P. Reilly, Jr.
Chairman of the Board, President and Chief Executive Officer

Keith A. Istre
Chief Financial Officer

Sean E. Reilly
Chief Operating Officer, President of the Outdoor Division

James R. McIlwain
Secretary and General Counsel

Robert B. Switzer
Vice President, Operations

Thomas F. Teepell
Vice President, National Sales

Robert E. Campbell
Vice President, Regional Manager of Mid-Atlantic Region

Phillip C. Durant
Vice President, Regional Manager of Mid-East Region

Myron A. LaBorde
Vice President, Regional Manager of Southeast Region

Thomas A. Sirmon
Vice President, Regional Manager of Gulf Coast Region

Paul G. Gartland
Vice President, Regional Manager of Northeast Region

Herb A. Scobey
Vice President, Regional Manager of Southwest Region

Scott B. Butterfield
Vice President, Regional Manager of Northwest Region

Phillip J. Cherry
Vice President, Regional Manager of Western Region

Mark K. Sherwood
Vice President, Regional Manager of North Central Region

DIRECTORS

Kevin P. Reilly, Jr.
Chairman of the Board, President and Chief Executive Officer, Lamar Advertising Company

Keith A. Istre
Chief Financial Officer, Lamar Advertising Company

Charles W. Lamar, III
President, Woodlawn Land Company

Gerald H. Marchand
Retired, Former Vice President, Lamar Advertising Company

T. Everett Stewart
President, Interstate Logos, LLC

Sean E. Reilly
Chief Operating Officer, President of the Outdoor Division, Lamar Advertising Company

Stephen P. Mumblow
President, Manhan Media, Inc.

John M. Hamilton
Dean, Manship School of Mass Communication Louisiana State University

Thomas V. Reifenheiser
Retired, Former Managing Director at JP Morgan Chase

Anna Reilly Cullinan
Private Investor

CORPORATE DATA

Request for Information
Anyone trying to obtain more information about Lamar Advertising Company should send a written request to 5551 Corporate Boulevard, Baton Rouge, LA 70808, Attn: Investor Relations

Registrar and Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
(718) 921-8293

Annual Meeting
Lamar Advertising Company
10:00 a.m. Thursday
May 23, 2002

Dividend Policy
The Company has never paid cash dividends on the Common Stock and does not anticipate paying such dividends in the foreseeable future. The Company currently intends to retain any future earnings for use on the Company's business.

Independent Accountants
KPMG LLP
New Orleans, Louisiana

Legal Counsel
Palmer and Dodge LLP
Boston, Massachusetts

Kean Miller Hawthorne D'Armond McCowan & Jarman LLP
Baton Rouge, Louisiana

Jones, Walker, Waechter, Poitevent, Carrère & Denègre, LLP
Baton Rouge, Louisiana

Market for Common Stock
Nasdaq trading symbol: LAMR

Cover designed by:
Joshua Risner, Artist,
Lamar-Elyria, Ohio


Jct 2002
2001

LAMAR

On the Road.